1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: May 17, 2016	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries Consolidated Financial Statements for the Three Months Ended March 31, 2016 and 2015 and Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Limited

We have reviewed the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries (the “Company”) as of March 31, 2016 and 2015 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the three months ended March 31, 2016 and 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these consolidated financial statements based on our reviews.

We conducted our reviews in accordance with Statement on Auditing Standards No. 36, “Review of Financial Statements,” issued by the Auditing Standards Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting,” endorsed by the Financial Supervisory Commission of the Republic of China.

May 10, 2016

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the accountants’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	March 31, 2016 (Reviewed)		December 31, 2015 (Audited)		March 31, 2015 (Reviewed)
	Amount	%	Amount	%	Amount	%

ASSETS

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$617,984,318	36	$562,688,930	34	$437,412,411	28
Financial assets at fair value through profit or loss (Note 7)	618,810	—	6,026	—	297,698	—
Available-for-sale financial assets (Note 8)	22,232,905	1	14,299,361	1	68,204,390	5
Held-to-maturity financial assets (Note 9)	7,561,182	1	9,166,523	1	13,060,038	1
Hedging derivative financial assets (Note 10)	—	—	1,739	—	—	—
Notes and accounts receivable, net (Note 11)	96,273,270	6	85,059,675	5	98,529,745	6
Receivables from related parties (Note 32)	683,818	—	505,722	—	592,021	—
Other receivables from related parties (Note 32)	141,009	—	125,018	—	162,908	—
Inventories (Notes 12 and 36)	57,242,320	3	67,052,270	4	64,599,666	4
Other financial assets (Notes 4, 33 and 36)	7,057,944	—	4,305,358	—	3,946,604	—
Other current assets (Note 17)	2,695,531	—	3,533,369	—	3,688,211	—

Total current assets	812,491,107	47	746,743,991	45	690,493,692	44

NONCURRENT ASSETS
Held-to-maturity financial assets (Note 9)	17,525,301	1	6,910,873	—	—	—
Financial assets carried at cost (Note 13)	4,093,568	—	3,990,882	—	1,817,677	—
Investments accounted for using equity method (Note 14)	24,715,683	1	24,091,828	2	30,363,144	2
Property, plant and equipment (Note 15)	844,305,450	49	853,470,392	52	813,219,884	52
Intangible assets (Note 16)	13,989,513	1	14,065,880	1	13,138,963	1
Deferred income tax assets (Note 4)	7,561,741	1	6,384,974	—	6,246,031	1
Refundable deposits	443,337	—	430,802	—	442,633	—
Other noncurrent assets (Note 17)	1,399,936	—	1,428,676	—	1,173,031	—

Total noncurrent assets	914,034,529	53	910,774,307	55	866,401,363	56

TOTAL	$1,726,525,636	100	$1,657,518,298	100	$1,556,895,055	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans (Note 18)	$34,690,040	2	$39,474,000	2	$18,683,595	1
Financial liabilities at fair value through profit or loss (Note 7)	16	—	72,610	—	64,929	—
Hedging derivative financial liabilities (Note 10)	458	—	—	—	11,627,838	1
Accounts payable	18,513,952	1	18,575,286	1	18,595,310	1
Payables to related parties (Note 32)	1,115,073	—	1,149,988	—	1,609,613	—
Salary and bonus payable	8,580,300	1	11,702,042	1	8,032,667	1
Accrued profit sharing bonus to employees and compensation to directors and supervisors (Notes 22 and 28)	25,395,073	1	20,958,893	1	23,436,465	1
Payables to contractors and equipment suppliers	33,953,061	2	26,012,192	2	27,372,814	2
Income tax payable (Note 4)	41,474,426	2	32,901,106	2	38,954,401	2
Provisions (Note 19)	10,090,163	1	10,163,536	1	8,130,817	1
Long-term liabilities - current portion (Note 20)	33,272,901	2	23,517,612	1	—	—
Accrued expenses and other current liabilities (Note 21)	28,807,760	2	27,701,329	2	31,056,696	2

Total current liabilities	235,893,223	14	212,228,594	13	187,565,145	12

NONCURRENT LIABILITIES
Bonds payable (Note 20)	181,151,058	11	191,965,082	12	213,208,771	14
Long-term bank loans	30,000	—	32,500	—	40,000	—
Deferred income tax liabilities (Note 4)	13,831	—	31,271	—	159,538	—
Obligations under finance leases	—	—	—	—	799,612	—
Net defined benefit liability (Note 4)	7,437,455	—	7,448,026	—	6,553,652	—
Guarantee deposits (Note 21)	19,492,280	1	21,564,801	1	23,715,049	2
Others (Note 19)	1,561,713	—	1,613,545	—	937,535	—

Total noncurrent liabilities	209,686,337	12	222,655,225	13	245,414,157	16

Total liabilities	445,579,560	26	434,883,819	26	432,979,302	28

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock (Note 22)	259,303,805	15	259,303,805	16	259,303,020	17

Capital surplus (Note 22)	56,317,375	3	56,300,215	3	56,274,436	4

Retained earnings (Note 22)
Appropriated as legal capital reserve	177,640,561	11	177,640,561	11	151,250,682	10
Unappropriated earnings	781,434,518	45	716,653,025	43	632,904,503	40

	959,075,079	56	894,293,586	54	784,155,185	50

Others (Note 22)	5,276,848	—	11,774,113	1	24,110,858	1

Equity attributable to shareholders of the parent	1,279,973,107	74	1,221,671,719	74	1,123,843,499	72

NONCONTROLLING INTERESTS	972,969	—	962,760	—	72,254	—

Total equity	1,280,946,076	74	1,222,634,479	74	1,123,915,753	72

TOTAL	$1,726,525,636	100	$1,657,518,298	100	$1,556,895,055	100

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2016		2015
	Amount	%	Amount	%

NET REVENUE (Notes 24, 32 and 38)	$203,495,361	100	$222,034,144	100

COST OF REVENUE (Notes 12, 28, 32 and 36)	112,124,894	55	112,585,333	51

GROSS PROFIT BEFORE UNREALIZED GROSS PROFIT ON SALES TO ASSOCIATES	91,370,467	45	109,448,811	49

UNREALIZED GROSS PROFIT ON SALES TO ASSOCIATES	(32,889)	—	(19,547)	—

GROSS PROFIT	91,337,578	45	109,429,264	49

OPERATING EXPENSES (Notes 28 and 32)
Research and development	15,618,963	7	16,781,463	7
General and administrative	3,844,935	2	4,366,053	2
Marketing	1,415,099	1	1,390,996	1

Total operating expenses	20,878,997	10	22,538,512	10

OTHER OPERATING INCOME AND EXPENSES, NET (Note 28)	8,733	—	(264,629)	—

INCOME FROM OPERATIONS (Note 38)	70,467,314	35	86,626,123	39

NON-OPERATING INCOME AND EXPENSES
Share of profits of associates and joint venture	840,895	—	1,134,649	1
Other income	1,332,589	1	881,782	—
Foreign exchange gain (loss), net (Note 37)	(1,093,618)	(1)	48,183	—
Finance costs	(850,580)	—	(793,942)	—
Other gains and losses (Note 25)	1,559,299	1	362,185	—

Total non-operating income and expenses	1,788,585	1	1,632,857	1

INCOME BEFORE INCOME TAX	72,255,899	36	88,258,980	40

INCOME TAX EXPENSE (Notes 4 and 26)	7,463,302	4	9,275,072	4

NET INCOME	64,792,597	32	78,983,908	36

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2016			2015
	Amount		%	Amount		%

OTHER COMPREHENSIVE INCOME (LOSS) (Notes 22 and 26)
Items that may be reclassified subsequently to profit or loss
Exchange differences arising on translation of foreign operations		$(6,593,053)	(3)		$(2,279,138)	(1)
Changes in fair value of available-for-sale financial assets		51,294	—		(204,815)	—
Share of other comprehensive income of associates and joint venture		26,157	—		843,163	—
Income tax benefit (expense) related to items that may be reclassified subsequently		17,440	—		(4,793)	—

Other comprehensive loss for the period, net of income tax		(6,498,162)	(3)		(1,645,583)	(1)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		$58,294,435	29		$77,338,325	35

NET INCOME (LOSS) ATTRIBUTABLE TO:
Shareholders of the parent		$64,781,493	32		$78,989,911	36
Noncontrolling interests		11,104	—		(6,003)	—

		$64,792,597	32		$78,983,908	36

TOTAL COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:
Shareholders of the parent		$58,284,228	29		$77,351,478	35
Noncontrolling interests		10,207	—		(13,153)	—

		$58,294,435	29		$77,338,325	35

	2016			2015
	Income Attributable to Shareholders of the Parent			Income Attributable to Shareholders of the Parent

EARNINGS PER SHARE (NT$, Note 27)
Basic earnings per share	$		2.50	$		3.05

Diluted earnings per share	$		2.50	$		3.05

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Equity Attributable to Shareholders of the Parent
							Others
	Capital Stock - Common Stock			Retained Earnings			Foreign Currency	Unrealized Gain/Loss from Available-
	Shares (In Thousands)	Amount	Capital Surplus	Legal Capital Reserve	Unappropriated Earnings	Total	Translation Reserve	for-sale Financial Assets	Cash Flow Hedges Reserve	Total	Total	Noncontrolling Interests	Total Equity

BALANCE, JANUARY 1, 2016	25,930,380	$259,303,805	$56,300,215	$177,640,561	$716,653,025	$894,293,586	$11,039,949	$734,771	$(607)	$11,774,113	$1,221,671,719	$962,760	$1,222,634,479

Net income for the three months ended March 31, 2016	—	—	—	—	64,781,493	64,781,493	—	—	—	—	64,781,493	11,104	64,792,597

Other comprehensive income (loss) for the three months ended March 31, 2016, net of income tax	—	—	—	—	—	—	(6,587,294)	89,938	91	(6,497,265)	(6,497,265)	(897)	(6,498,162)

Total comprehensive income (loss) for the three months ended March 31, 2016	—	—	—	—	64,781,493	64,781,493	(6,587,294)	89,938	91	(6,497,265)	58,284,228	10,207	58,294,435

Adjustments to share of changes in equities of associates and joint venture	—	—	17,160	—	—	—	—	—	—	—	17,160	2	17,162

BALANCE, March 31, 2016	25,930,380	$259,303,805	$56,317,375	$177,640,561	$781,434,518	$959,075,079	$4,452,655	$824,709	$(516)	$5,276,848	$1,279,973,107	$972,969	$1,280,946,076

BALANCE, JANUARY 1, 2015	25,929,662	$259,296,624	$55,989,922	$151,250,682	$553,914,592	$705,165,274	$4,502,113	$21,247,483	$(305)	$25,749,291	$1,046,201,111	$127,221	$1,046,328,332

Net income for the three months ended March 31, 2015	—	—	—	—	78,989,911	78,989,911	—	—	—	—	78,989,911	(6,003)	78,983,908

Other comprehensive income (loss) for the three months ended March 31, 2015, net of income tax	—	—	—	—	—	—	(2,258,112)	619,879	(200)	(1,638,433)	(1,638,433)	(7,150)	(1,645,583)

Total comprehensive income (loss) for the three months ended March 31, 2015	—	—	—	—	78,989,911	78,989,911	(2,258,112)	619,879	(200)	(1,638,433)	77,351,478	(13,153)	77,338,325

Issuance of stock from exercise of employee stock options	640	6,396	23,793	—	—	—	—	—	—	—	30,189	—	30,189

Adjustments to share of changes in equities of associates and joint venture	—	—	261,752	—	—	—	—	—	—	—	261,752	(26)	261,726

From share of changes in equities of subsidiaries	—	—	(1,031)	—	—	—	—	—	—	—	(1,031)	1,031	—

Decrease in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(179)	(179)

Effect of disposal of subsidiary	—	—	—	—	—	—	—	—	—	—	—	(42,640)	(42,640)

BALANCE, March 31, 2015	25,930,302	$259,303,020	$56,274,436	$151,250,682	$632,904,503	$784,155,185	$2,244,001	$21,867,362	$(505)	$24,110,858	$1,123,843,499	$72,254	$1,123,915,753

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2016	2015

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$72,255,899	$88,258,980
Adjustments for:
Depreciation expense	54,950,729	54,706,227
Amortization expense	896,332	771,769
Finance costs	850,580	793,942
Share of profits of associates and joint venture	(840,895)	(1,134,649)
Interest income	(1,332,589)	(881,782)
Loss (gain) on disposal of property, plant and equipment, net	(8,235)	4,081
Loss (gain) on disposal of available-for-sale financial assets, net	10,829	(2,961)
Gain on disposal of financial assets carried at cost, net	(14,381)	(42,243)
Unrealized gross profit on sales to associates	32,889	19,547
Gain on foreign exchange, net	(1,293,976)	(1,054,551)
Loss (gain) from hedging instruments	11,870	(4,592,076)
Loss (gain) arising from changes in fair value of available-for-sale financial assets in hedge effective portion	(10,625)	4,602,284
Changes in operating assets and liabilities:
Derivative financial instruments	(685,378)	(526,938)
Notes and accounts receivable, net	(12,473,495)	16,205,075
Receivables from related parties	(178,096)	(279,066)
Other receivables from related parties	(15,991)	15,717
Inventories	9,809,950	1,738,305
Other financial assets	(3,129,147)	(425,720)
Other current assets	837,838	(32,060)
Accounts payable	3,728	(2,573,738)
Payables to related parties	(7,283)	118,123
Salary and bonus payable	(3,121,742)	(2,541,255)
Accrued profit sharing bonus to employees and compensation to directors and supervisors	4,436,180	5,383,645
Accrued expenses and other current liabilities	760,672	(82,857)
Provisions	(64,147)	(2,314,512)
Net defined benefit liability	(10,571)	(14,130)

Cash generated from operations	121,670,945	156,119,157
Income taxes paid	(142,092)	(118,496)

Net cash generated by operating activities	121,528,853	156,000,661

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Available-for-sale financial assets	(11,171,713)	—
Held-to-maturity financial assets	(12,439,373)	(9,372,767)
Financial assets carried at cost	(187,378)	(31,533)

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2016	2015

Property, plant and equipment	$(38,141,373)	$(48,875,682)
Intangible assets	(1,003,705)	(1,151,372)
Proceeds from disposal or redemption of:
Available-for-sale financial assets	2,943,420	36,021
Held-to-maturity financial assets	3,000,000	800,000
Financial assets carried at cost	14,381	9,125
Property, plant and equipment	12,470	30,161
Derecognition of hedging derivative financial instrument	(9,647)	—
Interest received	1,541,119	874,723
Net cash inflow from disposal of subsidiary (Note 30)	—	601,047
Refundable deposits paid	(55,609)	(189,442)
Refundable deposits refunded	47,608	101,714
Decrease in receivables for temporary payments	102,433	—

Net cash used in investing activities	(55,347,367)	(57,168,005)

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in short-term loans	(4,114,866)	(17,341,135)
Interest paid	(689,803)	(861,616)
Guarantee deposits received	200,080	176,072
Guarantee deposits refunded	(202,243)	(174,920)
Proceeds from exercise of employee stock options	—	30,189
Decrease in noncontrolling interests	—	(179)

Net cash used in financing activities	(4,806,832)	(18,171,589)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(6,079,266)	(1,779,163)

NET INCREASE IN CASH AND CASH EQUIVALENTS	55,295,388	78,881,904

CASH AND CASH EQUIVALENTS INCLUDED IN NONCURRENT ASSETS HELD FOR SALE, BEGINNING OF PERIOD	—	81,478

CASH AND CASH EQUIVALENT ON CONSOLIDATED BALANCE SHEET, BEGINNING OF PERIOD	562,688,930	358,449,029

CASH AND CASH EQUIVALENTS, END OF PERIOD	$617,984,318	$437,412,411

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2016 and 2015

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

On September 5, 1994, TSMC’s shares were listed on the Taiwan Stock Exchange (TWSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The address of its registered office and principal place of business is No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan. The principal operating activities and operating segments information of TSMC and its subsidiaries (collectively as the “Company”) are described in Notes 4 and 38.

2.	THE AUTHORIZATION OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements were reported to the Board of Directors and issued on May 10, 2016.

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Company has not applied the following International Financial Reporting Standards (IFRS), International Accounting Standards (IASs), Interpretations of International Financial Reporting Standards, and Interpretations of IASs (collectively, “IFRSs”) issued by the International Accounting Standards Board (IASB) but not endorsed by the Financial Supervisory Commission (FSC). On March 10, 2016, the FSC preannounced the scope of IFRSs to be endorsed and will take effect from January 1, 2017. The scope includes all IFRSs that were issued by the IASB before January 1, 2016 and have effective dates on or before January 1, 2017, which means the scope excludes those that are not yet effective as of January 1, 2017 such as IFRS 9 “Financial Instruments” and IFRS 15 “Revenue from Contracts with Customers” and those with undetermined effective dates. In addition, the FSC announced that an entity should apply IFRS 15 starting January 1, 2018. As of the date the consolidated financial statements were issued, the FSC has not announced the effective dates of other new, amended and revised standards and interpretations.

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB (Note 1)

Annual Improvements to IFRSs 2010 - 2012 Cycle	July 1, 2014 or transactions on or after July 1, 2014
Annual Improvements to IFRSs 2011 - 2013 Cycle	July 1, 2014
Annual Improvements to IFRSs 2012 - 2014 Cycle	January 1, 2016 (Note 2)
IFRS 9 Financial Instruments	January 1, 2018

(Continued)

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB (Note 1)

Amendments to IFRS 9 and IFRS 7 Mandatory Effective Date of IFRS 9 and Transition Disclosure	January 1, 2018
Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Effective date to be determined by IASB
Amendments to IFRS 10, IFRS 12 and IAS 28 Investment Entities: Applying the Consolidation Exception	January 1, 2016
Amendment to IFRS 11 Accounting for Acquisitions of Interests in Joint Operations	January 1, 2016
IFRS 15 Revenue from Contracts with Customers	January 1, 2018
Amendment to IFRS 15 Clarifications to IFRS 15	January 1, 2018
IFRS 16 Leases	January 1, 2019
Amendment to IAS 1 Disclosure Initiative	January 1, 2016
Amendment to IAS 7 Disclosure Initiative	January 1, 2017
Amendment to IAS 12 Recognition of Deferred Tax Assets for Unrealized Losses	January 1, 2017
Amendments to IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016
Amendment to IAS 19 Defined Benefit Plans: Employee Contributions	July 1, 2014
Amendment to IAS 27 Equity Method in Separate Financial Statements	January 1, 2016
Amendment to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets	January 1, 2014
Amendment to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014

(Concluded)

Note 1:	The aforementioned new, revised or amended standards or interpretations are effective after fiscal year beginning on or after the effective dates, unless specified otherwise.
Note 2:	The amendment to IFRS 5 is applied prospectively to changes in a method of disposal that occur in annual periods beginning on or after January 1, 2016; the remaining amendments are effective for annual periods beginning on or after January 1, 2016.

Except for the following, the initial application of the above new standards and interpretations has not had any material impact on the Company’s accounting policies:

a.	IFRS 9, “Financial Instruments”

All recognized financial assets currently in the scope of IAS 39, “Financial Instruments: Recognition and Measurement,” will be subsequently measured at either the amortized cost or the fair value. The classification and measurement requirements in IFRS 9 are stated as follows:

For the debt instruments invested by the Company, if the contractual cash flows that are solely for payments of principal and interest on the principal amount outstanding, the classification and measurement requirements are stated as follows:

1)	If the objective of the Company’s business model is to hold the financial asset to collect the contractual cash flows, such assets are measured at the amortized cost. Interest revenue should be recognized in profit or loss by using the effective interest method, continuously assessed for impairment and the impairment loss or reversal of impairment loss should be recognized in profit and loss.

2)	If the objective of the Company’s business model is to hold the financial asset both to collect the contractual cash flows and to sell the financial assets, such assets are measured at fair value through other comprehensive income and are continuously assessed for impairment. Interest revenue should be recognized in profit or loss by using the effective interest method. A gain or loss on a financial asset measured at fair value through other comprehensive income should be recognized in other comprehensive income, except for impairment gains or losses and foreign exchange gains and losses. When such financial asset is derecognized or reclassified, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.

The other financial assets which do not meet the aforementioned criteria should be measured at the fair value through profit or loss. However, the Company may irrevocably designate an investment in equity instruments that is not held for trading as measured at fair value through other comprehensive income. All relevant gains and losses shall be recognized in other comprehensive income, except for dividends which are recognized in profit or loss. No subsequent impairment assessment is required, and the cumulative gain or loss previously recognized in other comprehensive income cannot be reclassified from equity to profit or loss.

IFRS 9 adds a new expected loss impairment model to measure the impairment of financial assets. A loss allowance for expected credit losses should be recognized on financial assets measured at amortized cost and financial assets mandatorily measured at fair value through other comprehensive income. If the credit risk on a financial instrument has not increased significantly since initial recognition, the Company should measure the loss allowance for that financial instrument at an amount equal to 12-month expected credit losses. If the credit risk on a financial instrument has increased significantly since initial recognition and is not deemed to be a low credit risk, the Company should measure the loss allowance for that financial instrument at an amount equal to the lifetime expected credit losses. The Company should always measure the loss allowance at an amount equal to lifetime expected credit losses for trade receivables.

The main change in IFRS 9 is the increase of the eligibility of hedge accounting. It allows reporters to reflect risk management activities in the financial statements more closely as it provides more opportunities to apply hedge accounting. A fundamental difference to IAS 39 is that IFRS 9 (a) increases the scope of hedged items eligible for hedge accounting. For example, the risk components of non-financial items may be designated as hedging accounting; (b) revises a new way to account for the gain or loss recognition arising from hedging derivative financial instruments, which results in a less volatility in profit or loss; and (c) is necessary for there to be an economic relationship between the hedged item and hedging instrument instead of performing the retrospective hedge effectiveness testing.

b.	IFRS 15, “Revenue from Contracts with Customers” and related amendment

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and will supersede IAS 18, “Revenue,” IAS 11, “Construction Contracts,” and a number of revenue-related interpretations.

When applying IFRS 15, the Company shall recognize revenue by applying the following steps:

•	Identify the contract with the customer;

•	Identify the performance obligations in the contract;

•	Determine the transaction price;

•	Allocate the transaction price to the performance obligations in the contracts; and

•	Recognize revenue when the entity satisfies a performance obligation.

When IFRS 15 and related amendment are effective, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this Standard recognized at the date of initial application.

c.	IFRS 16, “Leases”

IFRS 16 sets out the accounting standards for leases that will supersede IAS 17 and a number of related interpretations.

Under IFRS 16, if the Company is a lessee, it shall recognize right-of-use assets and lease liabilities for all leases on the consolidated balance sheets except for low-value and short-term leases. The Company may elect to apply the accounting method similar to the accounting for operating lease under IAS 17 to the low-value and short-term leases. On the consolidated statements of comprehensive income, the Company should present the depreciation expense charged on the right-of-use asset separately from interest expense accrued on the lease liability; interest is computed by using effective interest method. On the consolidated statements of cash flows, cash payments for both the principal and interest portion of the lease liability are classified within financing activities.

When IFRS 16 becomes effective, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of the initial application of this Standard recognized at the date of initial application.

d.	Amendments to IAS 36, “Recoverable Amount Disclosures for Non-Financial Assets”

The amendments to IAS 36 clarify that the Company is only required to disclose the recoverable amount in the period of impairment accrual or reversal. Moreover, if the recoverable amount of impaired assets is based on fair value less costs of disposal, the Company should also disclose the discount rate used. The Company expects the aforementioned amendments will result in a broader disclosure of recoverable amount for non-financial assets.

Except for the aforementioned impact, as of the date that the accompanying consolidated financial statements were issued, the Company continues in evaluating the impact on its financial position and financial performance as a result of the initial adoption of the other standards or interpretations. The related impact will be disclosed when the Company completes the evaluation.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Except for the following, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2015.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and IAS 34, “Interim Financial Reporting,” endorsed by the FSC. The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements prepared under the IFRSs.

Basis of Consolidation

The basis for the consolidated financial statements

The basis for the consolidated financial statements applied in these consolidated financial statements is consistent with those applied in the consolidated financial statements for the year ended December 31, 2015.

The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Establishment and Operating Location	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products		March 31, 2016	December 31, 2015	March 31, 2015	Note

TSMC	TSMC North America	Selling and marketing of integrated circuits and semiconductor devices	San Jose, California, U.S.A.	100%	100%	100%	—
	TSMC Japan Limited (TSMC Japan)	Marketing activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry	Tortola, British Virgin Islands	100%	100%	100%	a)
	TSMC Korea Limited (TSMC Korea)	Customer service and technical supporting activities	Seoul, Korea	100%	100%	100%	a)
	TSMC Europe B.V. (TSMC Europe)	Marketing and engineering supporting activities	Amsterdam, the Netherlands	100%	100%	100%	a)
	TSMC Global, Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	100%	100%	100%	—
	TSMC China Company Limited (TSMC China)	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	Shanghai, China	100%	100%	100%	—
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in new start-up technology companies	Cayman Islands	98%	98%	98%	a)
	VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in new start-up technology companies	Cayman Islands	98%	98%	98%	a)
	Emerging Alliance Fund, L.P. (Emerging Alliance)	Investing in new start-up technology companies	Cayman Islands	99.5%	99.5%	99.5%	a), b)
	TSMC Solar Ltd. (TSMC Solar)	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products	Tai-Chung, Taiwan	—	—	99%	c)
	TSMC Guang Neng Investment, Ltd. (TSMC GN)	Investment activities	Taipei, Taiwan	—	—	100%	c)
	TSMC Solar Europe GmbH	Selling of solar related products and providing customer service	Hamburg, Germany	100%	100%	—	a), c), d)
	Chi Cherng Investment Co., Ltd. (Chi Cherng)	Investment activities	Taipei, Taiwan	100%	100%	—	e), f)
TSMC Partners	TSMC Design Technology Canada Inc. (TSMC Canada)	Engineering support activities	Ontario, Canada	100%	100%	100%	a)
	TSMC Technology, Inc. (TSMC Technology)	Engineering support activities	Delaware, U.S.A.	100%	100%	100%	a)
	TSMC Development, Inc. (TSMC Development)	Investment activities	Delaware, U.S.A.	100%	100%	100%	—
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Investing in new start-up technology companies	Cayman Islands	97%	97%	97%	a)
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Investing in new start-up technology companies	Cayman Islands	97%	97%	97%	a)
	VisEra Holding Company (VisEra Holding)	Investing in companies involved in the design, manufacturing and other related businesses in the semiconductor industry	Cayman Islands	98%	98%	49%	a), e)
TSMC Development	WaferTech, LLC (WaferTech)	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	Washington, U.S.A.	100%	100%	100%	—
VTAF III	Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	New Taipei, Taiwan	58%	58%	58%	—
	Growth Fund Limited (Growth Fund)	Investing in new start-up technology companies	Cayman Islands	100%	100%	100%	a)
VTAF III, VTAF II and Emerging Alliance	VentureTech Alliance Holdings, LLC (VTA Holdings)	Investing in new start-up technology companies	Delaware, U.S.A.	100%	100%	100%	a)
TSMC Solar	TSMC Solar North America, Inc. (TSMC Solar NA)	Selling and marketing of solar related products	Delaware, U.S.A.	—	—	100%	a), c)
	TSMC Solar Europe B.V. (TSMC Solar Europe)	Investing in solar related business	Amsterdam, the Netherlands	—	—	100%	a), d)

(Continued)

			Establishment and Operating Location	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products		March 31, 2016	December 31, 2015	March 31, 2015	Note

TSMC Solar Europe	TSMC Solar Europe GmbH	Selling of solar modules and related products and providing customer service	Hamburg, Germany	—	—	100%	a), c), d)
VisEra Holding	VisEra Technologies Company Ltd. (VisEra Tech)	Engaged in manufacturing electronic spare parts and in researching, developing, designing, manufacturing, selling, packaging and testing of color filter	Hsin-Chu, Taiwan	87%	87%	87%	e)

(Concluded)

Note a:	This is an immaterial subsidiary for which the consolidated financial statements are not reviewed by the Company’s independent accountants.

Note b:	Due to the expiration of the investment agreement between Emerging Alliance and TSMC, Emerging Alliance completed the liquidation procedures in April 2016.

Note c:	In August 2015, TSMC Solar ceased its manufacturing operations. TSMC Solar and TSMC GN were incorporated into TSMC in December 2015. After the incorporation, TSMC Solar Europe GmbH, the 100% owned subsidiary of TSMC Solar, is held directly by TSMC and TSMC Solar Europe GmbH has started the liquidation procedures. TSMC Solar NA, the 100% owned subsidiary of TSMC Solar, completed the liquidation procedures in December 2015.

Note d:	To simplify overseas investments structure, in the second quarter of 2014, the Board of Directors of TSMC Solar approved to file for the liquidation of TSMC Solar Europe. The liquidation procedure was completed in the second quarter of 2015 and TSMC Solar Europe GmbH, the 100% owned subsidiary of TSMC Solar Europe, was held directly by TSMC Solar.

Note e:	The Company acquired OmniVision Technologies, Inc.’s (“OVT’s”) 49.1% ownership in VisEra Holding and 100% ownership in Taiwan OmniVision Investment Holding Co. (“OVT Taiwan”) on November 20, 2015. As a result, the Company has obtained controls of VisEra Holding and OVT Taiwan; therefore the Company has consolidated VisEra Holding, OVT Taiwan and VisEra Tech, held directly by VisEra Holding, since November 20, 2015. Please refer to Note 29.

Note f:	OVT Taiwan that originally acquired by the Company was renamed as Chi Cherng in December 2015.

Under an investment agreement entered into with the municipal government of Nanjing, China on March 28, 2016, the Company will make an investment in Nanjing in the amount of approximately US$3 billion to establish a wholly-owned subsidiary managing a 300mm wafer fab and design service center.

Retirement Benefits

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. The interim period income tax expense is accrued using the tax rate that would be applicable to expected total annual earnings, that is, the estimated average annual effective income tax rate applied to the pre-tax income of the interim period.

Insurance Claim

The Company recognizes insurance claim reimbursement for losses incurred related to disaster damages. Insurance claim reimbursements are recorded, net of any deductible amounts, at the time while there is evidence that the claim reimbursement is virtually certain to be received.

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION AND UNCERTAINTY

The same critical accounting judgments and key sources of estimates and uncertainty have been followed in these consolidated financial statements as were applied in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2015.

6.	CASH AND CASH EQUIVALENTS

	March 31, 2016	December 31, 2015	March 31, 2015

Cash and deposits in banks	$610,578,696	$557,270,910	$432,069,913
Repurchase agreements collateralized by corporate bonds	7,005,622	5,132,778	3,629,594
Repurchase agreements collateralized by government bonds	400,000	285,242	264,590
Repurchase agreements collateralized by short-term commercial paper	—	—	448,784
Commercial paper	—	—	999,530

	$617,984,318	$562,688,930	$437,412,411

Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.

7.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	March 31, 2016	December 31, 2015	March 31, 2015

Derivative financial assets

Forward exchange contracts	$618,810	$6,026	$297,698

Derivative financial liabilities

Forward exchange contracts	$16	$72,610	$64,601
Cross currency swap contracts	—	—	328

	$16	$72,610	$64,929

The Company entered into derivative contracts to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for derivative contracts.

Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)

March 31, 2016

Sell US$/Buy JPY	April 2016	US$500/JPY56,125
Sell US$/Buy RMB	April 2016	US$193,000/RMB1,255,743
Sell US$/Buy NT$	April 2016 to May 2016	US$1,092,000/NT$35,729,464

December 31, 2015

Sell US$/Buy JPY	January 2016	US$128,418/JPY15,449,355
Sell US$/Buy RMB	January 2016	US$226,000/RMB1,464,472
Sell US$/Buy NT$	January 2016 to February 2016	US$440,000/NT$14,434,179

(Continued)

Contract Amount
	Maturity Date	(In Thousands)

March 31, 2015

Sell EUR/Buy US$	April 2015	EUR5,420/US$5,794
Sell NT$/Buy US$	June 2015	NT$1,777,048/US$56,000
Sell US$/Buy EUR	April 2015	US$20,640/EUR19,000
Sell US$/Buy JPY	April 2015	US$2,000/JPY240,130
Sell US$/Buy NT$	April 2015 to June 2015	US$1,965,000/NT$61,740,851
Sell US$/Buy RMB	April 2015	US$177,000/RMB1,103,996

(Concluded)

Outstanding cross currency swap contracts consisted of the following:

Maturity Date	Contract Amount (In Thousands)	Range of Interest Rates Paid	Range of Interest Rates Received

March 31, 2015

April 2015	NT$2,758,469/US$88,130	—	0.02%

8.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	March 31, 2016	December 31, 2015	March 31, 2015

Corporate bonds	$9,343,220	$6,267,768	$—
Corporate issued asset-backed securities	5,618,046	3,154,366	—
Agency bonds	5,507,441	2,627,367	—
Publicly traded stocks	1,255,493	1,371,483	68,204,002
Government bonds	508,705	878,377	—
Money market funds	—	—	388

	$22,232,905	$14,299,361	$68,204,390

9.	HELD-TO-MATURITY FINANCIAL ASSETS

	March 31, 2016	December 31, 2015	March 31, 2015

Corporate bonds/Bank debentures	$16,860,145	$8,143,146	$—
Negotiable certificate of deposit	4,827,000	4,934,250	—
Structured product	3,000,000	3,000,000	—
Commercial paper	399,338	—	13,060,038

	$25,086,483	$16,077,396	$13,060,038

Current portion	$7,561,182	$9,166,523	$13,060,038
Noncurrent portion	17,525,301	6,910,873	—

	$25,086,483	$16,077,396	$13,060,038

10.	HEDGING DERIVATIVE FINANCIAL INSTRUMENTS

	March 31, 2016	December 31, 2015	March 31, 2015

Financial assets - current

Fair value hedges
Interest rate futures contracts	$—	$1,739	$—

Financial liabilities - current

Fair value hedges
Interest rate futures contracts	$458	$—	$—
Stock forward contracts	—	—	11,627,838

	$458	$—	$11,627,838

The Company entered into interest rate futures contracts, which are used to hedge against price risk caused by changes in interest rates in the Company’s investments in fixed income securities.

The outstanding interest rate futures contracts consisted of the following:

Maturity Period	Contract Amount (US$ in Thousands)

March 31, 2016

June 2016	US$	8,000

December 31, 2015

March 2016	US$	13,800

The Company’s investments in publicly traded stocks are exposed to the risk of market price fluctuations. Accordingly, the Company entered into stock forward contracts to sell shares at a contracted price determined by specific percentage of the spot price on the trade date in a specific future period in order to hedge the fair value risk caused by changes in equity prices.

The outstanding stock forward contracts consisted of the following:

	March 31, 2016	December 31, 2015	March 31, 2015

Contract amount (US$ in thousands)	$—	$—		$55,611,164
			(US$	1,771,000)

11.	NOTES AND ACCOUNTS RECEIVABLE, NET

	March 31, 2016	December 31, 2015	March 31, 2015

Notes and accounts receivable	$96,761,458	$85,547,926	$99,016,398
Allowance for doubtful receivables	(488,188)	(488,251)	(486,653)

Notes and accounts receivable, net	$96,273,270	$85,059,675	$98,529,745

In principle, the payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month of when the invoice is issued. The allowance for doubtful receivables is assessed by reference to the collectability of receivables by performing the account aging analysis, historical experience and current financial condition of customers.

Except for those impaired, for the rest of the notes and accounts receivable, the account aging analysis at the end of the reporting period is summarized in the following table. Notes and accounts receivable include amounts that are past due but for which the Company has not recognized a specific allowance for doubtful receivables after the assessment since there has not been a significant change in the credit quality of its customers and the amounts are still considered recoverable.

Aging analysis of notes and accounts receivable, net

	March 31, 2016	December 31, 2015	March 31, 2015

Neither past due nor impaired	$83,871,066	$71,482,666	$89,431,546
Past due but not impaired
Past due within 30 days	10,181,534	13,577,009	8,299,658
Past due 31-60 days	1,815,102	—	798,541
Past due 61-120 days	405,568	—	—

	$96,273,270	$85,059,675	$98,529,745

Movements of the allowance for doubtful receivables

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total

Balance at January 1, 2016	$10,241	$478,010	$488,251
Effect of exchange rate changes	—	(63)	(63)

Balance at March 31, 2016	$10,241	$477,947	$488,188

Balance at January 1, 2015	$8,093	$478,637	$486,730
Provision	—	290	290
Reversal	(81)	(209)	(290)
Effect of exchange rate changes	—	(77)	(77)

Balance at March 31, 2015	$8,012	$478,641	$486,653

Aging analysis of accounts receivable that is individually determined as impaired

	March 31, 2016	December 31, 2015	March 31, 2015

Past due over 121 days	$10,058	$10,241	$8,012

12.	INVENTORIES

	March 31, 2016	December 31, 2015	March 31, 2015

Finished goods	$5,812,241	$7,974,902	$10,960,937
Work in process	46,429,187	53,632,056	47,725,273
Raw materials	2,716,815	3,038,756	3,742,818
Supplies and spare parts	2,284,077	2,406,556	2,170,638

	$57,242,320	$67,052,270	$64,599,666

Reversal of the reserve for inventory write-downs resulting from the increase in net realizable value in the amount of NT$544,672 thousand (excluding earthquake losses) and write-down of inventories to net realizable value in the amount of NT$1,769,358 thousand, respectively, were included in the cost of revenue for the three months ended March 31, 2016 and 2015. Please refer to related earthquake losses in Note 36.

13.	FINANCIAL ASSETS CARRIED AT COST

	March 31, 2016	December 31, 2015	March 31, 2015

Non-publicly traded stocks	$3,204,088	$3,268,100	$1,593,978
Mutual funds	889,480	722,782	223,699

	$4,093,568	$3,990,882	$1,817,677

Since there is a wide range of estimated fair values of the Company’s investments in non-publicly traded stocks, the Company concludes that the fair value cannot be reliably measured and therefore should be measured at the cost less any impairment.

The common stock of Richwave Technology Corp. was listed on the Taiwan Stock Exchange Corporation in November 2015. Thus, the Company reclassified the aforementioned investment from financial assets carried at cost to available-for-sale financial assets.

14.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Investments accounted for using the equity method consisted of the following:

	March 31, 2016	December 31, 2015	March 31, 2015

Associates	$24,715,683	$24,091,828	$26,209,636
Joint venture	—	—	4,153,508

	$24,715,683	$24,091,828	$30,363,144

a.	Investments in associates

Associates consisted of the following:

		Place of	Carrying Amount			% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	March 31, 2016	December 31, 2015	March 31, 2015	March 31, 2016	December 31, 2015	March 31, 2015

Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Fabrication and supply of integrated circuits	Singapore	$9,649,635	$9,511,515	$8,919,391	39%	39%	39%
Vanguard International Semiconductor Corporation (VIS)	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	Hsinchu, Taiwan	8,846,336	8,446,054	10,560,974	28%	28%	33%
Xintec Inc. (Xintec)	Wafer level chip size packaging service	Taoyuan, Taiwan	2,896,364	2,928,362	2,360,234	41%	41%	35%
Motech Industries, Inc. (Motech)	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems	New Taipei, Taiwan	2,148,431	2,053,562	3,247,436	12%	12%	20%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	1,174,917	1,152,335	1,121,601	35%	35%	35%

			$24,715,683	$24,091,828	$26,209,636

The Company acquired OVT’s 49.1% ownership in VisEra Holding on November 20, 2015. As a result, the Company has obtained control of VisEra Holding and consolidated VisEra Holding since November 20, 2015. The Company included the Xintec shares held by VisEra Holding and total percentage of ownership over Xintec increased to 41.4%.

In June 2015, Motech merged with Topcell Solar International Co., Ltd with exchange of shares. As a result, the Company’s percentage of ownership over Motech decreased to 18.0%. In the fourth quarter of 2015, the Company sold 29,160 thousand common shares of Motech and recognized a disposal gain of NT$202,384 thousand. After the sale, the Company’s percentage of ownership over Motech decreased to 12.0%. Motech continues to be accounted for using equity method as the Company still retains significant influence over Motech.

In the second quarter of 2015, the Company sold 82,000 thousand common shares of VIS and recognized a disposal gain of NT$2,263,539 thousand. After the sale, the Company owned approximately 28.3% of the equity interest in VIS.

The market prices of the investments accounted for using the equity method in publicly traded stocks calculated by the closing price at the end of the reporting period are summarized as follow. The closing price represents the quoted price in active markets, the level 1 fair value measurement.

Name of Associate	March 31, 2016	December 31, 2015	March 31, 2015

VIS	$23,350,442	$19,868,766	$29,059,090

GUC	$3,926,449	$3,081,399	$3,875,092

Xintec	$3,204,919	$3,605,534	$5,602,050

Motech	$2,128,672	$2,636,054	$3,704,769

b.	Investments in joint venture

Joint venture consisted of the following:

		Place of	Carrying Amount			% of Ownership and Voting Rights Held by the Company
Name of Joint Venture	Principal Activities	Incorporation and Operation	March 31, 2016	December 31, 2015	March 31, 2015	March 31, 2016	December 31, 2015	March 31, 2015

VisEra Holding	Investing in companies involved in the design, manufacturing and other related businesses in the semiconductor industry	Cayman Islands	$—	$—	$4,153,508	—	—	49%

The Company acquired OVT’s 49.1% ownership in VisEra Holding on November 20, 2015. As a result, the Company has obtained control of VisEra Holding and consolidated VisEra Holding since November 20, 2015. Please refer to Note 29 for related disclosures.

15.	PROPERTY, PLANT AND EQUIPMENT

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Assets under Finance Leases	Equipment under Installation and Construction in Progress	Total

Cost

Balance at January 1, 2016	$4,067,391	$296,801,864	$1,893,489,604	$30,700,049	$7,113	$192,111,548	$2,417,177,569
Additions	—	2,448,970	16,972,797	883,459	—	25,824,137	46,129,363
Disposals or retirements	—	—	(998,529)	(61,741)	—	—	(1,060,270)
Reclassification	—	—	—	7,113	(7,113)	—	—
Effect of exchange rate changes	(18,593)	(442,618)	(1,584,024)	(39,858)	—	(5,747)	(2,090,840)

Balance at March 31, 2016	$4,048,798	$298,808,216	$1,907,879,848	$31,489,022	$—	$217,929,938	$2,460,155,822

Accumulated depreciation

Balance at January 1, 2016	$506,185	$157,910,155	$1,385,857,655	$19,426,069	$7,113	$—	$1,563,707,177
Additions	7,557	4,382,978	49,527,167	1,033,027	—	—	54,950,729
Disposals or retirements	—	—	(983,846)	(61,680)	—	—	(1,045,526)
Reclassification	—	—	—	7,113	(7,113)	—	—
Effect of exchange rate changes	(11,222)	(341,013)	(1,380,339)	(29,434)	—	—	(1,762,008)

Balance at March 31, 2016	$502,520	$161,952,120	$1,433,020,637	$20,375,095	$—	$—	$1,615,850,372

Carrying amounts at January 1, 2016	$3,561,206	$138,891,709	$507,631,949	$11,273,980	$—	$192,111,548	$853,470,392

Carrying amounts at March 31, 2016	$3,546,278	$136,856,096	$474,859,211	$11,113,927	$—	$217,929,938	$844,305,450

Cost

Balance at January 1, 2015	$4,036,785	$269,163,850	$1,754,170,227	$27,960,835	$841,154	$109,334,736	$2,165,507,587
Additions	—	3,562,755	22,835,366	978,950	—	22,555,321	49,932,392
Disposals or retirements	—	—	(462,676)	(305,318)	—	—	(767,994)
Effect of exchange rate changes	(8,244)	(218,806)	(719,097)	(35,173)	(7,820)	(31,166)	(1,020,306)

Balance at March 31, 2015	$4,028,541	$272,507,799	$1,775,823,820	$28,599,294	$833,334	$131,858,891	$2,213,651,679

Accumulated depreciation

Balance at January 1, 2015	$459,140	$141,245,913	$1,188,388,402	$16,767,934	$447,397	$—	$1,347,308,786
Additions	7,191	3,907,238	49,864,675	916,304	10,819	—	54,706,227
Disposals or retirements	—	—	(428,452)	(305,300)	—	—	(733,752)
Effect of exchange rate changes	(4,619)	(155,227)	(656,474)	(29,001)	(4,145)	—	(849,466)

Balance at March 31, 2015	$461,712	$144,997,924	$1,237,168,151	$17,349,937	$454,071	$—	$1,400,431,795

Carrying amounts at March 31, 2015	$3,566,829	$127,509,875	$538,655,669	$11,249,357	$379,263	$131,858,891	$813,219,884

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

For the year ended December 31, 2015, the Company recognized an impairment loss of NT$259,568 thousand under foundry segment since the carrying amount of some of property, plant and equipment is expected to be unrecoverable. Such impairment loss was included in other operating income and expenses for the year ended December 31, 2015.

In August 2015, TSMC Solar ceased its manufacturing operations. In the third quarter of 2015, the Company recognized an impairment loss of NT$2,286,016 thousand since the carrying amounts of some of machinery and equipment, office equipment and mechanical and electrical power equipment were expected to be unrecoverable. Such impairment loss was included in other operating income and expenses for the year ended December 31, 2015.

The Company had a building lease agreement with leasing terms from December 2003 to November 2018 and such lease was accounted for as a finance lease. In August 2015, the lease was determined to be an operating lease due to a modification on lease conditions; as such, the Company recognized a gain of NT$430,041 thousand from the modification. Such gain was included in other operating income and expenses for the year ended December 31, 2015.

16.	INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Cost

Balance at January 1, 2016	$6,104,784	$8,454,304	$19,474,428	$4,879,026	$38,912,542
Additions	—	454,622	230,629	235,392	920,643
Retirements	—	—	(1,800)	—	(1,800)
Effect of exchange rate changes	(98,616)	2,607	(2,667)	(2,478)	(101,154)

Balance at March 31, 2016	$6,006,168	$8,911,533	$19,700,590	$5,111,940	$39,730,231

Accumulated amortization

Balance at January 1, 2016	$—	$4,779,388	$16,431,666	$3,635,608	$24,846,662
Additions	—	314,356	409,156	172,820	896,332
Retirements	—	—	(1,800)	—	(1,800)
Effect of exchange rate changes	—	2,607	(2,430)	(653)	(476)

Balance at March 31, 2016	$—	$5,096,351	$16,836,592	$3,807,775	$25,740,718

Carrying amounts at January 1, 2016	$6,104,784	$3,674,916	$3,042,762	$1,243,418	$14,065,880

Carrying amounts at March 31, 2016	$6,006,168	$3,815,182	$2,863,998	$1,304,165	$13,989,513

Cost

Balance at January 1, 2015	$5,888,813	$6,350,253	$18,697,098	$4,292,555	$35,228,719
Additions	—	78,496	199,110	145,880	423,486
Retirements	—	—	(42,737)	—	(42,737)
Effect of exchange rate changes	(43,186)	(6,053)	(1,425)	(1,305)	(51,969)

Balance at March 31, 2015	$5,845,627	$6,422,696	$18,852,046	$4,437,130	$35,557,499

Accumulated amortization

Balance at January 1, 2015	$—	$3,778,912	$14,861,146	$3,057,151	$21,697,209
Additions	—	212,239	421,365	138,165	771,769
Retirements	—	—	(42,737)	—	(42,737)
Effect of exchange rate changes	—	(6,053)	(1,349)	(303)	(7,705)

Balance at March 31, 2015	$—	$3,985,098	$15,238,425	$3,195,013	$22,418,536

Carrying amounts at March 31, 2015	$5,845,627	$2,437,598	$3,613,621	$1,242,117	$13,138,963

The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rate of 8.40% in its test of impairment for December 31, 2015 to reflect the relevant specific risk in the cash-generating unit.

In August 2015, TSMC Solar ceased its manufacturing operation and the Company recognized an impairment loss of NT$58,514 thousand in the third quarter of 2015 since the carrying amounts of technology license fees, software and system design costs were expected to be unrecoverable. Such impairment loss was included in other operating income and expenses for the year ended December 31, 2015.

17.	OTHER ASSETS

	March 31, 2016	December 31, 2015	March 31, 2015

Tax receivable	$1,534,342	$2,026,509	$2,069,072
Prepaid expenses	1,151,672	1,457,044	1,598,404
Long-term receivable	365,000	360,000	341,100
Others	1,044,453	1,118,492	852,666

	$4,095,467	$4,962,045	$4,861,242

Current portion	$2,695,531	$3,533,369	$3,688,211
Noncurrent portion	1,399,936	1,428,676	1,173,031

	$4,095,467	$4,962,045	$4,861,242

18.	SHORT-TERM LOANS

	March 31, 2016	December 31, 2015	March 31, 2015

Unsecured loans Amount	$34,690,040	$39,474,000	$18,683,595

Original loan content
US$ (in thousands)	$1,078,000	$1,200,000	$595,000
Annual interest rate	0.62%-0.70%	0.50%-0.77%	0.38%-0.47%
Maturity date	Due in April 2016	Due by February 2016	Due in April 2015

19.	PROVISIONS

	March 31, 2016	December 31, 2015	March 31, 2015

Sales returns and allowances	$10,090,163	$10,163,536	$8,130,817
Warranties	42,808	46,304	14,853

	$10,132,971	$10,209,840	$8,145,670

Current portion	$10,090,163	$10,163,536	$8,130,817
Noncurrent portion (classified under other noncurrent liabilities)	42,808	46,304	14,853

	$10,132,971	$10,209,840	$8,145,670

	Sales Returns and Allowances	Warranties	Total

Three months ended March 31, 2016

Balance, beginning of period	$10,163,536	$46,304	$10,209,840
Provision/Reversal	6,999,654	(2,119)	6,997,535
Payment	(7,060,305)	(1,377)	(7,061,682)
Effect of exchange rate changes	(12,722)	—	(12,722)

Balance, end of period	$10,090,163	$42,808	$10,132,971

Three months ended March 31, 2015

Balance, beginning of period	$10,445,452	$19,828	$10,465,280
Provision/Reversal	1,427,900	(2,984)	1,424,916
Payment	(3,738,087)	(1,340)	(3,739,427)
Effect of exchange rate changes	(4,448)	(651)	(5,099)

Balance, end of period	$8,130,817	$14,853	$8,145,670

Provisions for sales returns and allowances are estimated based on historical experience, management judgment, and any known factors that would significantly affect the returns and allowances, and are recognized as a reduction of revenue in the same period of the related product sales.

The provision for warranties represents the present value of the Company’s best estimate of the future outflow of the economic benefits that will be required under the Company’s obligations for warranties. The best estimate has been made on the basis of historical warranty trends of business.

20.	BONDS PAYABLE

	March 31, 2016	December 31, 2015	March 31, 2015

Domestic unsecured bonds	$166,200,000	$166,200,000	$166,200,000
Overseas unsecured bonds	48,270,000	49,342,500	47,101,500

	214,470,000	215,542,500	213,301,500
Less: Discounts on bonds payable	(56,041)	(67,306)	(92,729)
Less: Current portion	(33,262,901)	(23,510,112)	—

	$181,151,058	$191,965,082	$213,208,771

The major terms of overseas unsecured bonds are as follows:

Issuance Period	Total Amount (US$ in Thousands)	Coupon Rate	Repayment and Interest Payment

April 2013 to April 2016	$350,000	0.95%	Bullet repayment; interest payable semi-annually
April 2013 to April 2018	1,150,000	1.625%	The same as above

21.	GUARANTEE DEPOSITS

	March 31, 2016	December 31, 2015	March 31, 2015

Capacity guarantee	$25,744,000	$27,549,563	$29,830,950
Others	185,365	183,051	164,299

	$25,929,365	$27,732,614	$29,995,249

Current portion (classified under accrued expenses and other current liabilities)	$6,437,085	$6,167,813	$6,280,200
Noncurrent portion	19,492,280	21,564,801	23,715,049

	$25,929,365	$27,732,614	$29,995,249

Starting from the second quarter of 2015, some of guarantee deposits were refunded to customers by offsetting related accounts receivable.

22.	EQUITY

a.	Capital stock

	March 31, 2016	December 31, 2015	March 31, 2015

Authorized shares (in thousands)	28,050,000	28,050,000	28,050,000

Authorized capital	$280,500,000	$280,500,000	$280,500,000

Issued and paid shares (in thousands)	25,930,380	25,930,380	25,930,302

Issued capital	$259,303,805	$259,303,805	$259,303,020

A holder of issued common shares with par value of NT$10 per share is entitled to vote and to receive dividends.

The authorized shares include 500,000 thousand shares allocated for the exercise of employee stock options.

As of March 31, 2016, 1,072,635 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,363,175 thousand shares (one ADS represents five common shares).

b.	Capital surplus

	March 31, 2016	December 31, 2015	March 31, 2015

Additional paid-in capital	$24,184,939	$24,184,939	$24,077,758
From merger	22,804,510	22,804,510	22,804,510
From convertible bonds	8,892,847	8,892,847	8,892,847
From share of changes in equities of subsidiaries	100,761	100,761	103,304
From share of changes in equities of associates and joint venture	334,263	317,103	395,962
Donations	55	55	55

	$56,317,375	$56,300,215	$56,274,436

Under the Company Law, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers and convertible bonds) may be used to offset a deficit; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or stock dividends up to a certain percentage of TSMC’s paid-in capital. The capital surplus from share of changes in equities of subsidiaries may be used to offset a deficit.

c.	Retained earnings and dividend policy

TSMC’s existing Articles of Incorporation provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:

1)	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals TSMC’s paid-in capital;

2)	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

3)	Bonus to directors and profit sharing to employees of TSMC of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of TSMC are not entitled to receive the bonus to directors. TSMC may issue profit sharing to employees in stock of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

4)	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.

TSMC’s existing Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subject to shareholders’ approval in the following year.

In accordance with the amendments to the Company Act in May 2015, the recipients of dividends and bonuses are limited to shareholders and do not include employees. The consequential amendments to TSMC’s Articles of Incorporation had been proposed by TSMC’s Board of Directors on February 2, 2016 and are subject to the resolution of the shareholders in their meeting to be held on June 7, 2016 (expected). For information about the accrual basis of profit sharing bonus to employees and compensation to directors for the three months ended March 31, 2016 and 2015, and the appropriations for the years ended December 31, 2015 and 2014, please refer to employee benefits expense in Note 28.

The appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

Pursuant to existing regulations, the Company is required to set aside additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of foreign currency translation reserve, unrealized valuation gain/loss from available-for-sale financial assets, gain/loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of 2015 and 2014 earnings have been approved by TSMC’s Board of Directors in its meeting held on February 2, 2016 and by TSMC’s shareholders in its meeting held on June 9, 2015, respectively. The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2015	Year 2014	Year 2015	Year 2014

Legal capital reserve	$30,657,384	$26,389,879
Cash dividends to shareholders	155,582,283	116,683,481	$6.0	$4.5

	$186,239,667	$143,073,360

The appropriations of earnings for 2015 are to be presented for approval in the TSMC’s shareholders’ meeting to be held on June 7, 2016 (expected).

Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.

d.	Others

Changes in others were as follows:

	Three Months Ended March 31, 2016
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total

Balance, beginning of period	$11,039,949	$734,771	$(607)	$11,774,113
Exchange differences arising on translation of foreign operations	(6,591,873)	—	—	(6,591,873)
Changes in fair value of available-for-sale financial assets	—	40,182	—	40,182
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	—	10,829	—	10,829
Share of other comprehensive income of associates and joint venture	4,579	21,487	91	26,157
Income tax effect	—	17,440	—	17,440

Balance, end of period	$4,452,655	$824,709	$(516)	$5,276,848

	Three Months Ended March 31, 2015
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total

Balance, beginning of period	$4,502,113	$21,247,483	$(305)	$25,749,291
Exchange differences arising on translation of foreign operations	(2,278,865)	—	—	(2,278,865)
Changes in fair value of available-for-sale financial assets	—	(195,085)	—	(195,085)
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	—	(2,902)	—	(2,902)
Share of other comprehensive income of associates and joint venture	20,753	822,659	(200)	843,212
Income tax effect	—	(4,793)	—	(4,793)

Balance, end of period	$2,244,001	$21,867,362	$(505)	$24,110,858

The exchange differences arising on translation of foreign operation’s net assets from its functional currency to TSMC’s presentation currency are recognized directly in other comprehensive income and also accumulated in the foreign currency translation reserve.

Unrealized gain/loss on available-for-sale financial assets represents the cumulative gains or losses arising from the fair value measurement on available-for-sale financial assets that are recognized in other comprehensive income, excluding the amounts recognized in profit or loss for the effective portion from changes in fair value of the hedging instruments. When those available-for-sale financial assets have been disposed of or are determined to be impaired subsequently, the related cumulative gains or losses in other comprehensive income are reclassified to profit or loss.

The cash flow hedges reserve represents the cumulative effective portion of gains or losses arising on changes in fair value of the hedging instruments entered into as cash flow hedges. The cumulative gains or losses arising on changes in fair value of the hedging instruments that are recognized and accumulated in cash flow hedges reserve will be reclassified to profit or loss only when the hedge transaction affects profit or loss.

23.	SHARE-BASED PAYMENT

The Company did not issue employee stock option plans for the three months ended March 31, 2016 and 2015. Information about the TSMC’s outstanding employee stock options is described as follows:

	Number of Stock Options (In Thousands)	Weighted- average Exercise Price (NT$)

Three months ended March 31, 2015

Balance, beginning of period	718	$47.2
Options exercised	(640)	47.2

Balance, end of period	78	47.2

Balance exercisable, end of period	78	47.2

The numbers of outstanding stock options and exercise prices have been adjusted to reflect the distribution of earnings by TSMC in accordance with the plans.

The employee stock options have been fully exercised in the second quarter of 2015.

Information about TSMC’s outstanding stock options was as follows:

March 31, 2015
Range of Exercise Price (NT$)	Weighted-average Remaining Contractual Life (Years)

$47.2	0.1

24.	NET REVENUE

	Three Months Ended March 31
	2016	2015

Net revenue from sale of goods	$203,383,417	$221,899,524
Net revenue from royalties	111,944	134,620

	$203,495,361	$222,034,144

25.	OTHER GAINS AND LOSSES

	Three Months Ended March 31
	2016	2015

Gain (loss) on disposal of financial assets, net
Available-for-sale financial assets	$(10,829)	$2,961
Financial assets carried at cost	14,381	42,243
Other gains	37,428	16,169
Net gain on financial instruments at FVTPL
Held for trading	1,532,135	317,555
Fair value hedges
Gain (loss) from hedging instruments	(11,870)	4,592,076
Gain (loss) arising from changes in fair value of available-for-sale financial assets in hedge effective portion	10,625	(4,602,284)
Other losses	(12,571)	(6,535)

	$1,559,299	$362,185

26.	INCOME TAX

a.	Income tax expense recognized in profit or loss

	Three Months Ended March 31
	2016	2015

Current income tax expense
Current tax expense recognized in the current period	$8,646,510	$10,403,960
Other income tax adjustments	35,840	42,039

	8,682,350	10,445,999

Deferred income tax benefit
The origination and reversal of temporary differences	(246,750)	(183,268)
Investment tax credits and operating loss carryforward	(972,298)	(987,659)

	(1,219,048)	(1,170,927)

Income tax expense recognized in profit or loss	$7,463,302	$9,275,072

b.	Income tax expense recognized in other comprehensive income

	Three Months Ended March 31
	2016	2015

Deferred income tax benefit (expense)
Related to unrealized gain/loss on available-for-sale financial assets	$17,440	$(4,793)

c.	Integrated income tax information

	March 31, 2016	December 31, 2015	March 31, 2015

Balance of the Imputation
Credit Account - TSMC	$59,973,516	$59,973,516	$35,353,150

The estimated and actual creditable ratio for distribution of TSMC’s earnings of 2015 and 2014 were 12.71% and 11.13%, respectively; however, effective from January 1, 2015, the creditable ratio for individual shareholders residing in the Republic of China will be half of the original creditable ratio according to the revised Article 66 - 6 of the Income Tax Law.

The imputation credit allocated to shareholders is based on its balance as of the date of the dividend distribution. The estimated creditable ratio may change when the actual distribution of the imputation credit is made.

All of TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

d.	Income tax examination

The tax authorities have examined income tax returns of TSMC through 2013. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

27.	EARNINGS PER SHARE

	Three Months Ended March 31
	2016	2015

Basic EPS	$2.50	$3.05

Diluted EPS	$2.50	$3.05

EPS is computed as follows:

	Amounts (Numerator)	Number of Shares (Denominator) (In Thousands)	EPS (NT$)

Three months ended March 31,2016

Basic/Diluted EPS
Net income available to common shareholders of the parent	$64,781,493	25,930,380	$2.50

Three months ended March 31,2015

Basic EPS
Net income available to common shareholders of the parent	$78,989,911	25,930,011	$3.05

Effect of dilutive potential common shares	—	344

Diluted EPS
Net income available to common shareholders of the parent (including effect of dilutive potential common shares)	$78,989,911	25,930,355	$3.05

28.	ADDITIONAL INFORMATION OF EXPENSES BY NATURE

	Three Months Ended March 31
	2016	2015

a. Depreciation of property, plant and equipment

Recognized in cost of revenue	$50,829,281	$51,041,714
Recognized in operating expenses	4,115,030	3,658,291
Recognized in other operating income and expenses	6,418	6,222

	$54,950,729	$54,706,227

b. Amortization of intangible assets

Recognized in cost of revenue	$489,677	$407,750
Recognized in operating expenses	406,655	364,019

	$896,332	$771,769

c. Research and development costs expensed as incurred	$15,618,963	$16,781,463

	Three Months Ended March 31
	2016	2015

d. Employee benefits expenses

Post-employment benefits
Defined contribution plans	$526,247	$475,826
Defined benefit plans	68,025	68,128

	594,272	543,954
Other employee benefits	21,412,249	22,244,739

	$22,006,521	$22,788,693

Employee benefits expense summarized by function
Recognized in cost of revenue	$13,105,421	$13,294,494
Recognized in operating expenses	8,901,100	9,494,199

	$22,006,521	$22,788,693

Under the Company Act as amended in May 2015, the Company’s Articles of Incorporation should stipulate a fixed amount or ratio of annual profit to be distributed as profit sharing bonus to employees. The Company expects to make amendments to the Company’s Articles of Incorporation to be approved during the 2016 annual shareholders’ meeting.

TSMC accrued profit sharing bonus to employees based on a percentage of net income before income tax, profit sharing bonus to employees and compensation to directors during the period, which amounted to NT$4,344,524 thousand for the three months ended March 31, 2016. TSMC accrued profit sharing bonus to employees based on certain percentage of net income during the period, which amounted to NT$5,282,686 thousand for the three months ended March 31, 2015. Compensation to directors was expensed based on estimated amount payable. If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the differences are recorded as a change in accounting estimate.

The Board of Directors of TSMC held on February 2, 2016 approved the profit sharing bonus to employees and compensation to directors in the amounts of NT$20,556,888 thousand and NT$356,186 thousand in cash for payment in 2015, respectively. There is no significant difference between the aforementioned approved amounts and the amounts charged against earnings of 2015. After the amendments to TSMC’s Articles of Incorporation to be approved during the TSMC’s shareholders’ meeting to be held on June 7, 2016 (expected), the appropriations of profit sharing bonus to employees and compensation to directors for 2015 are to be submitted to the shareholders’ meeting.

TSMC’s profit sharing bonus to employees and compensation to directors in the amounts of NT$17,645,966 thousand and NT$406,854 thousand in cash for 2014, respectively, had been approved by the shareholders in its meetings held on June 9, 2015. The aforementioned approved amount has no difference with the one approved by the Board of Directors in its meetings held on February 10, 2015 and the same amount had been charged against earnings of 2014.

The information about the appropriations of TSMC’s profit sharing bonus to employees and compensation to directors is available at the Market Observation Post System website.

29.	CONSOLIDATION OF SUBSIDIARY

Due to a Chinese consortium’s acquisition of OVT, major shareholders of VisEra Holding and OVT Taiwan, the Company acquired OVT’s 49.1% ownership in VisEra Holding and 100% ownership in OVT Taiwan on November 20, 2015. The related information is as follows:

a.	Subsidiaries acquired

	Principal Activity	Date of Acquisition	Proportion of Voting Equity Interests Acquired (%)	Consideration Transferred

VisEra Holding	Investing in companies involved in the design, manufacturing and other related businesses in the semiconductor industry	November 20, 2015	49.1	$3,536,119

OVT Taiwan	Investment activities	November 20, 2015	100	$394,674

b.	Considerations transferred

	VisEra Holding	OVT Taiwan

Cash	$3,536,119	$394,674

c.	Assets acquired and liabilities assumed at the date of acquisition

	VisEra Holding	OVT Taiwan

Current assets
Cash and cash equivalents	$3,858,482	$20,710
Accounts receivable	511,999	—
Inventories	59,050	—
Other financial assets	706,500	373,813
Other current assets	26,441	155
Noncurrent assets
Investments accounted for using equity method	721,641	—
Property, plant and equipment	2,651,209	—
Intangible assets	12,111	—
Deferred income tax assets	29,943	—
Refundable deposits	15,611	—

	8,592,987	394,678

Current liabilities
Financial liabilities at fair value through profit or loss	975	—
Accounts payable	87,480	—
Salary and bonus payable	183,090	—
Accrued profit sharing bonus to employees and compensation to directors and supervisors	45,819	4
Payables to contractors and equipment suppliers	132,305	—

(Continued)

	VisEra Holding	OVT Taiwan

Income tax payable	$47,860	$—
Provisions	126,049	—
Accrued expenses and other current liabilities	102,851	—
Noncurrent liabilities
Guarantee deposits	1,279	—

	727,708	4

Net assets	$7,865,279	$394,674

(Concluded)

d.	Goodwill arising on acquisition

VisEra Holding

Consideration transferred	$3,536,119
Fair value of investments previously owned	3,458,146
Less: Fair value of identifiable net assets acquired	(7,865,279)
Noncontrolling interests	923,683

Goodwill arising on acquisition	$52,669

e.	Net cash outflow on acquisition of subsidiaries

	VisEra Holding	OVT Taiwan

Consideration paid in cash	$3,536,119	$394,674
Less: Cash and cash equivalent balances acquired	(3,858,482)	(20,710)

	$(322,363)	$373,964

f.	Impact of acquisitions on the results of the Company

The results of VisEra Holding since the acquisition date included in the consolidated statements of comprehensive income for the year ended December 31, 2015 were as follows:

VisEra Holding

Net revenue	$254,319

Net income	$16,264

Had the business combination of VisEra Holding been in effect on January 1, 2015, the Company’s net revenue and net income for the year ended December 31, 2015 would have been NT$846,401,819 thousand and NT$306,687,674 thousand, respectively. This pro-forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Company that actually would have been achieved had the acquisition been completed on January 1, 2015, nor is it intended to be a projection of future results. The aforementioned pro-forma net revenue and net income were calculated based on the fair value of assets acquired and liabilities assumed at the date of acquisition.

30.	DISPOSAL OF SUBSIDIARY

In January 2015, the Board of Directors of TSMC approved a sale of TSMC SSL common shares of 565,480 thousand held by TSMC and TSMC Guang Neng to Epistar Corporation. The transaction was completed in February 2015.

a.	Consideration received from the disposal

Total consideration received	$825,000
Expenditure associated with consideration received	(142,475)

Net consideration received	$682,525

b.	Gain/loss on disposal of subsidiary

Net consideration received	$682,525
Net assets disposed of	(725,165)
Noncontrolling interests	42,640

Gain/loss on disposal of subsidiary	$—

c.	Net cash inflow arising from disposal of subsidiary

Net consideration received	$682,525
Less: Balance of cash and cash equivalents disposed of	81,478

$601,047

31.	FINANCIAL INSTRUMENTS

a.	Categories of financial instruments

	March 31, 2016	December 31, 2015	March 31, 2015

Financial assets
FVTPL
Held for trading derivatives	$618,810	$6,026	$297,698
Available-for-sale financial assets (Note)	26,326,473	18,290,243	70,022,067
Held-to-maturity financial assets	25,086,483	16,077,396	13,060,038
Derivative financial instruments in designated hedge accounting relationships	—	1,739	—
Loans and receivables
Cash and cash equivalents	617,984,318	562,688,930	437,412,411
Notes and accounts receivables (including related parties)	96,957,088	85,565,397	99,121,766
Other receivables	3,741,675	4,790,376	4,450,612
Refundable deposits	443,337	430,802	442,633

	$771,158,184	$687,850,909	$624,807,225

(Continued)

	March 31, 2016	December 31, 2015	March 31, 2015

Financial liabilities
FVTPL
Held for trading derivatives	$16	$72,610	$64,929
Derivative financial instruments in designated hedge accounting relationships	458	—	11,627,838
Amortized cost
Short-term loans	34,690,040	39,474,000	18,683,595
Accounts payable (including related parties)	19,629,025	19,725,274	20,204,923
Payables to contractors and equipment suppliers	33,953,061	26,012,192	27,372,814
Accrued expenses and other current liabilities	19,366,919	18,900,123	21,517,261
Bonds payable (including long-term liabilities-current portion)	214,413,959	215,475,194	213,208,771
Long-term bank loans (including long-term liabilities-current portion)	40,000	40,000	40,000
Other long-term payables (classified under accrued expenses and other current liabilities and other noncurrent liabilities)	—	18,000	18,000
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	25,929,365	27,732,614	29,995,249

	$348,022,843	$347,450,007	$342,733,380

(Concluded)

Note:	Including financial assets carried at cost.

b.	Financial risk management objectives

The Company seeks to ensure sufficient cost-efficient funding readily available when needed. The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.

The plans for material treasury activities are reviewed by Audit Committees and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, Corporate Treasury function must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.

c.	Market risk

The Company is exposed to the market risks arising from changes in foreign exchange rates, interest rates and the prices in equity investments, and utilizes some derivative financial instruments to reduce the related risks.

Foreign currency risk

Most of the Company’s operating activities are denominated in foreign currencies. Consequently, the Company is exposed to foreign currency risk. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, the Company utilizes derivative financial instruments, including currency forward contracts and cross currency swaps, to hedge its currency exposure. These instruments help to reduce, but do not eliminate, the impact of foreign currency exchange rate movements.

The Company also holds short-term borrowings in foreign currencies in proportion to its expected future cash flows. This allows foreign-currency-denominated borrowings to be serviced with expected future cash flows and provides a partial hedge against transaction translation exposure.

The Company’s sensitivity analysis to foreign currency risk mainly focuses on the foreign currency monetary items at the end of the reporting period. Assuming an unfavorable 10% movement in the levels of foreign exchanges against the New Taiwan dollar, the net income for the three months ended March 31, 2016 and 2015 would have decreased by NT$300,909 thousand and NT$211,761 thousand, respectively, after taking into consideration of the hedging contracts and the hedged items.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at both fixed and floating interest rates and from fixed income securities. All of the Company’s long-term bonds have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows. On the other hand, because interest rates of the Company’s long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value.

Assuming the amount of floating interest rate bank loans at the end of the reporting period had been outstanding for the entire period and all other variables were held constant, a hypothetical increase in interest rates of 100 basis point (1%) would have resulted in an increase in the interest expense, net of tax, by approximately NT$83 thousand for both the three months ended March 31, 2016 and 2015.

The Company classified fixed income securities as held-to-maturity and available-for-sale financial assets. Because held-to-maturity fixed income securities are measured at amortized cost, changes in interest rates would not affect the fair value. On the other hand, available-for-sale fixed income securities are exposed to fair value fluctuations caused by changes in interest rates. To manage its exposure to the fair value fluctuations, the Company enters into interest rate futures contract to hedge against price risk caused by changes in risk-free interest rates in the Company’s investments in available-for-sale fixed income securities.

Assuming a hypothetical increase of 100 basis point (1%) in interest rates of available-for-sale fixed income securities at the end of the reporting period, the net income for the three months ended March 31, 2016 would have been unaffected as they were classified as available-for-sale; however, the other comprehensive income for the three months ended March 31, 2016 would have decreased by NT$455,802 thousand.

Other price risk

The Company is exposed to equity price risk arising from available-for-sale equity investments. To reduce the equity price risk, the Company utilizes some stock forward contracts to partially hedge its exposure.

Assuming a hypothetical decrease of 5% in equity prices of the equity investments at the end of the reporting period, the net income for the three months ended March 31, 2016 and 2015 would have been unaffected as they were classified as available-for-sale; however, the other comprehensive income for the three months ended March 31, 2016 and 2015 would have decreased by NT$260,202 thousand and NT$135,041 thousand, respectively.

d.	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company is exposed to credit risk from operating activities, primarily trade receivables, and from investing activities, primarily deposits, fixed-income investments and other financial instruments with banks. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is mainly from the carrying amount of financial assets recognized in the consolidated balance sheet.

Business related credit risk

The Company has considerable trade receivables outstanding with its customers worldwide. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen.

As of March 31, 2016, December 31, 2015 and March 31, 2015, the Company’s ten largest customers accounted for 71%, 68% and 68% of accounts receivable, respectively. The Company believes the concentration of credit risk is insignificant for the remaining accounts receivable.

Financial credit risk

The Company regularly monitors and reviews the transaction limit applied to counterparties and adjusts the concentration limit according to market conditions and the credit standing of the counterparties. The Company mitigates its exposure by selecting counterparties with investment-grade credit ratings.

e.	Liquidity risk management

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business requirements associated with existing operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principal and interest.

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total

March 31, 2016

Non-derivative financial liabilities

Short-term loans	$34,704,042	$—	$—	$—	$34,704,042
Accounts payable (including related parties)	19,629,025	—	—	—	19,629,025
Payables to contractors and equipment suppliers	33,953,061	—	—	—	33,953,061
Accrued expenses and other current liabilities	19,366,919	—	—	—	19,366,919
Bonds payable	36,133,767	101,672,799	62,362,560	23,272,541	223,441,667
Long-term bank loans	11,191	21,336	10,145	—	42,672
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	6,437,085	13,056,280	6,436,000	—	25,929,365

	150,235,090	114,750,415	68,808,705	23,272,541	357,066,751

(Continued)

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total

Derivative financial instruments

Forward exchange contracts
Outflows	34,065,842	—	—	—	34,065,842
Inflows	(34,689,811)	—	—	—	(34,689,811)

	(623,969)	—	—	—	(623,969)

	$149,611,121	$114,750,415	$68,808,705	$23,272,541	$356,442,782

December 31, 2015

Non-derivative financial liabilities

Short-term loans	$39,488,957	$—	$—	$—	$39,488,957
Accounts payable (including related parties)	19,725,274	—	—	—	19,725,274
Payables to contractors and equipment suppliers	26,012,192	—	—	—	26,012,192
Accrued expenses and other current liabilities	18,900,123	—	—	—	18,900,123
Bonds payable	26,494,990	104,462,371	68,378,787	25,981,316	225,317,464
Long-term bank loans	8,800	21,540	12,741	—	43,081
Other long-term payables (classified under accrued expenses and other current liabilities)	18,000	—	—	—	18,000
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	6,167,813	13,341,051	8,223,750	—	27,732,614

	136,816,149	117,824,962	76,615,278	25,981,316	357,237,705

Derivative financial instruments

Forward exchange contracts
Outflows	23,192,477	—	—	—	23,192,477
Inflows	(23,135,579)	—	—	—	(23,135,579)

	56,898	—	—	—	56,898

	$136,873,047	$117,824,962	$76,615,278	$25,981,316	$357,294,603

March 31, 2015

Non-derivative financial liabilities

Short-term loans	$18,685,301	$—	$—	$—	$18,685,301
Accounts payable (including related parties)	20,204,923	—	—	—	20,204,923
Payables to contractors and equipment suppliers	27,372,814	—	—	—	27,372,814
Accrued expenses and other current liabilities	21,517,261	—	—	—	21,517,261
Bonds payable	3,072,885	83,163,353	102,525,541	36,555,015	225,316,794
Long-term bank loans	1,450	22,115	20,665	—	44,230
Other long-term payables (classified under other noncurrent liabilities)	—	18,000	—	—	18,000
Obligations under finance leases	29,392	58,784	792,972	—	881,148
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	6,280,200	12,724,699	10,990,350	—	29,995,249

	97,164,226	95,986,951	114,329,528	36,555,015	344,035,720

(Continued)

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total

Derivative financial instruments

Forward exchange contracts
Outflows	67,083,597	—	—	—	67,083,597
Inflows	(67,143,691)	—	—	—	(67,143,691)

	(60,094)	—	—	—	(60,094)

Cross currency swap contracts
Outflows	2,758,469	—	—	—	2,758,469
Inflows	(2,767,416)	—	—	—	(2,767,416)

	(8,947)	—	—	—	(8,947)

Stock forward contracts
Outflows	55,611,164	—	—	—	55,611,164
Inflows	(55,611,164)	—	—	—	(55,611,164)

	—	—	—	—	—

	$97,095,185	$95,986,951	$114,329,528	$36,555,015	$343,966,679

(Concluded)

f.	Fair value of financial instruments

1)	Fair value of financial instruments carried at amortized cost

Except as detailed in the following table, the Company considers that the carrying amounts of financial assets and financial liabilities carried at amortized cost recognized in the consolidated financial statements approximate their fair values.

	March 31, 2016		December 31, 2015		March 31, 2015
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial assets

Held-to-maturity financial assets
Corporate bonds/Bank debentures	$16,860,145	$16,885,477	$8,143,146	$8,146,756	$—	$—
Negotiable certificate of deposit	4,827,000	4,854,916	4,934,250	4,945,878	—	—
Structured product	3,000,000	2,996,985	3,000,000	2,995,731	—	—
Commercial paper	399,338	398,928	—	—	13,060,038	13,075,689

Financial liabilities

Measured at amortized cost
Bonds payable	214,413,959	216,343,027	215,475,194	216,223,736	213,208,771	213,488,410

2)	Valuation techniques and assumptions used in fair value measurement

The fair values of financial assets and financial liabilities are determined as follows:

•	The fair values of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market prices (includes interest rate futures contracts, publicly traded stocks, money market funds, government bonds, agency bonds and corporate bonds).

•	Forward exchange contracts and cross currency swap contracts are measured using quoted forward exchange rates and yield curves derived from quoted interest rates matching maturities of the contracts; and stock forward contracts are measured at the difference between the present value of stock forward price discounted based on the applicable yield curve derived from quoted interest rates and the stock spot price. For investments in corporate issued asset-backed securities, the fair value is determined using quoted market prices or the present value of future cash flows based on the observable yield curves.

•	The fair values of other financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

3)	Fair value measurements recognized in the consolidated balance sheets

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Financial assets and liabilities measured at fair value on a recurring basis

The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	March 31, 2016
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Derivative financial instruments	$—	$618,810	$—	$618,810

Available-for-sale financial assets

Corporate bonds	$9,343,220	$—	$—	$9,343,220
Corporate issued asset-backed securities	—	5,618,046	—	5,618,046
Agency bonds	5,507,441	—	—	5,507,441
Publicly traded stocks	1,255,493	—	—	1,255,493
Government bonds	508,705	—	—	508,705

	$16,614,859	$5,618,046	$—	$22,232,905

(Continued)

	March 31, 2016
	Level 1	Level 2	Level 3	Total

Financial liabilities at FVTPL

Derivative financial instruments	$—	$16	$—	$16

Hedging derivative financial liabilities

Interest rate futures contracts	$458	$—	$—	$458

(Concluded)

	December 31, 2015
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Derivative financial instruments	$—	$6,026	$—	$6,026

Available-for-sale financial assets

Corporate bonds	$6,267,768	$—	$—	$6,267,768
Corporate issued asset-backed securities	—	3,154,366	—	3,154,366
Agency bonds	2,627,367	—	—	2,627,367
Publicly traded stocks	1,371,483	—	—	1,371,483
Government bonds	878,377	—	—	878,377

	$11,144,995	$3,154,366	$—	$14,299,361

Hedging derivative financial assets

Interest rate futures contracts	$1,739	$—	$—	$1,739

Financial liabilities at FVTPL

Derivative financial instruments	$—	$72,610	$—	$72,610

	March 31, 2015
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Derivative financial instruments	$—	$297,698	$—	$297,698

Available-for-sale financial assets

Publicly traded stocks	$68,204,002	$—	$—	$68,204,002
Money market funds	388	—	—	388

	$68,204,390	$—	$—	$68,204,390

Financial liabilities at FVTPL

Derivative financial instruments	$—	$64,929	$—	$64,929

Hedging derivative financial liabilities

Stock forward contract	$—	$11,627,838	$—	$11,627,838

There were no transfers between Level 1 and Level 2 for the three months ended March 31, 2016 and 2015, respectively.

There were no purchases and disposals for assets on Level 3 for the three months ended March 31, 2016 and 2015, respectively.

Financial assets and liabilities not measured at fair value but for which the fair value is disclosed

For investments in bonds, the fair value is determined using active market prices.

For investments in negotiable certificate of deposit, structured product and commercial paper, the fair value is determined using the present value of future cash flows based on the observable yield curves.

The fair value of the Company’s bonds payable is determined using active market prices.

The table below sets out the balances for the Company’s assets and liabilities at amortized cost but for which the fair value is disclosed:

	March 31, 2016
	Level 1	Level 2	Level 3	Total

Assets

Held-to-maturity securities
Corporate bonds/Bank debentures	$16,885,477	$—	$—	$16,885,477
Negotiable certificate of deposit	—	4,854,916	—	4,854,916
Structured product	—	2,996,985	—	2,996,985
Commercial paper	—	398,928	—	398,928

	$16,885,477	$8,250,829	$—	$25,136,306

Liabilities

Measured at amortized cost
Bonds payable	$216,343,027	$—	$—	$216,343,027

	December 31, 2015
	Level 1	Level 2	Level 3	Total

Assets

Held-to-maturity securities
Corporate bonds/Bank debentures	$8,146,756	$—	$—	$8,146,756
Negotiable certificate of deposit	—	4,945,878	—	4,945,878
Structured product	—	2,995,731	—	2,995,731

	$8,146,756	$7,941,609	$—	$16,088,365

Liabilities

Measured at amortized cost
Bonds payable	$216,223,736	$—	$—	$216,223,736

	March 31, 2015
	Level 1	Level 2	Level 3	Total

Assets

Held-to-maturity securities
Commercial paper	$—	$13,075,689	$—	$13,075,689

Liabilities

Measured at amortized cost
Bonds payable	$213,488,410	$—	$—	$213,488,410

32.	RELATED PARTY TRANSACTIONS

Intercompany balances and transactions between TSMC and its subsidiaries, which are related parties of TSMC, have been eliminated upon consolidation; therefore those items are not disclosed in this note. The following is a summary of significant transactions between the Company and other related parties:

a.	Net revenue

		Three Months Ended March 31
		2016	2015

Item	Related Party Categories

Net revenue from sale of goods	Associates	$1,605,016	$1,014,662
	Joint venture	—	384

		$1,605,016	$1,015,046

Net revenue from royalties	Associates	$111,944	$131,976

b.	Purchases

	Three Months Ended March 31
	2016	2015

Related Party Categories

Associates	$2,345,245	$3,004,276

c.	Receivables from related parties

		March 31, 2016	December 31, 2015	March 31, 2015

Item	Related Party Categories

Receivables from related parties	Associates	$683,818	$505,722	$591,801
	Joint venture	—	—	220

		$683,818	$505,722	$592,021

Other receivables from related parties	Associates	$141,009	$125,018	$162,908

d.	Payables to related parties

		March 31, 2016	December 31, 2015	March 31, 2015

Item	Related Party Categories

Payables to related parties	Associates	$1,115,073	$1,149,988	$1,608,521
	Joint venture	—	—	1,092

		$1,115,073	$1,149,988	$1,609,613

e.	Others

		Three Months Ended March 31
		2016	2015

Item	Related Party Categories

Manufacturing expenses	Associates	$386,173	$714,514
	Joint venture	—	2,340

		$386,173	$716,854

Research and development expenses	Associates	$41,092	$19,053
	Joint venture	—	60

		$41,092	$19,113

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.

The Company leased machinery and equipment from Xintec and office from VIS, respectively. The lease terms and prices were both determined in accordance with mutual agreements. The rental expenses were paid to Xintec and VIS quarterly and monthly, respectively; the related expenses were both classified under manufacturing expenses.

The Company deferred the disposal gain/loss derived from sales of property, plant and equipment to related parties (transactions with associates and joint venture), and then recognized such gain/loss over the depreciable lives of the disposed assets.

f.	Compensation of key management personnel

The compensation to directors and other key management personnel for the three months ended March 31, 2016 and 2015 were as follows:

	Three Months Ended March 31
	2016	2015

Short-term employee benefits	$374,776	$486,043
Post-employment benefits	1,038	1,005

	$375,814	$487,048

The compensation to directors and other key management personnel were determined by the Compensation Committee of TSMC in accordance with the individual performance and the market trends.

33.	PLEDGED ASSETS

The Company provided certificate of deposits recorded in other financial assets as collateral mainly for litigation and building lease agreements. As of March 31, 2016, December 31, 2015 and March 31, 2015, the aforementioned other financial assets amounted to NT$154,406 thousand, NT$177,229 thousand and NT$290,149 thousand, respectively.

34.	SIGNIFICANT OPERATING LEASE ARRANGEMENTS

The Company leases several parcels of land, factory and office premises from the Science Park Administration and entered into lease agreements for its office premises and certain office equipment located in the United States, Europe, Japan, Shanghai and Taiwan. These operating leases expire between April 2016 and March 2035 and can be renewed upon expiration.

Future minimum lease payments under the above non-cancellable operating leases are as follows:

	March 31, 2016	December 31, 2015	March 31, 2015

Not later than 1 year	$1,311,773	$1,099,017	$893,878
Later than 1 year and not later than 5 years	3,997,732	3,635,180	3,338,430
Later than 5 years	8,021,844	6,921,891	6,199,795

	$13,331,349	$11,656,088	$10,432,103

35.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:

a.	Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity provided TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. As of March 31, 2016, the R.O.C. Government did not invoke such right.

b.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. TSMC and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of March 31, 2016.

c.	In June 2010, Keranos, LLC. filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and several other leading technology companies infringe three expired U.S. patents. In response, TSMC, TSMC North America, and several co-defendants in the Texas case filed a lawsuit against Keranos in the U.S. District Court for the Northern District of California in November 2010, seeking a judgment declaring that they did not infringe the asserted patents, and that those patents were invalid. These two litigations have been consolidated into a single lawsuit in the U.S. District Court for the Eastern District of Texas. In February 2014, the Court entered a final judgment in favor of TSMC, dismissing all of Keranos’ claims against TSMC with prejudice. Keranos appealed the final judgment to the U.S. Court of Appeals for the Federal Circuit, and in August 2015, the Federal Circuit remanded the case back to the Texas court for further proceedings. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

d.	In December 2010, Ziptronix, Inc. filed a complaint in the U.S. District Court for the Northern District of California accusing TSMC, TSMC North America and one other company of infringing several U.S. patents. In September 2014, the Court granted summary judgment of noninfringement in favor of TSMC and TSMC North America. Ziptronix, Inc. can appeal the Court’s order. In August 2015, Tessera Technologies, Inc. announced it had acquired Ziptronix. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

e.	TSMC joined the Customer Co-Investment Program of ASML and entered into the investment agreement in August 2012. The agreement includes an investment of EUR837,816 thousand by TSMC Global to acquire 5% of ASML’s equity with a lock-up period of 2.5 years. TSMC Global has acquired the aforementioned equity on October 31, 2012. The lock-up period expired on May 1, 2015 and as of October 8, 2015, all ASML shares had been disposed.

Both parties also signed the research and development funding agreement whereby TSMC shall provide EUR276,000 thousand to ASML’s research and development programs from 2013 to 2017. As of March 31, 2016, TSMC has paid EUR181,859 thousand to ASML under the research and development funding agreement.

f.	In March 2014, DSS Technology Management, Inc. (DSS) filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, TSMC Development and several other companies infringe one U.S. patent. TSMC Development has subsequently been dismissed. In May 2015, the Court entered a final judgment of noninfringement in favor of TSMC and TSMC North America. DSS appealed the final judgment to the U.S. Court of Appeals for the Federal Circuit (Federal Circuit). In November 2015, the Patent Trial and Appeal Board (PTAB) determined after concluding an Inter Partes Review (IPR) that the patent claims asserted by DSS in the District Court litigation are unpatentable. DSS appealed the PTAB’s decision to the Federal Circuit in January 2016. In March 2016, the District Court’s judgment of noninfringement was affirmed by the Federal Circuit. In April 2016, the District Court litigation between the parties and the related Federal Circuit appeal were dismissed, and the appeal proceeding of the PTAB’s decision is also over as to TSMC.

g.	Amounts available under unused letters of credit as of March 31, 2016, December 31, 2015 and March 31, 2015 were NT$122,284 thousand, NT$144,738 thousand and NT$219,807 thousand, respectively.

36.	SIGNIFICANT LOSS FROM DISASTER

On February 6, 2016, an earthquake struck Taiwan. The resulting damage was mostly to inventories and equipment. In the first quarter of 2016, the Company recognized related earthquake losses of NT$2,289,128 thousand, net of insurance claim. Such losses were primarily included in cost of revenue for the three months ended March 31, 2016.

37.	EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The following information was summarized according to the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)		Carrying Amount (In Thousands)

March 31, 2016

Financial assets

Monetary items
USD	$3,627,139	32.180		$116,721,336
USD	210,246	6.468	(Note 2)	6,765,720
EUR	75,403	36.50		2,752,202
JPY	37,639,213	0.2862		10,772,343
Non-monetary items
HKD	145,623	4.15		604,334

Financial liabilities

Monetary items
USD	2,884,882	32.180		92,835,508
EUR	78,424	36.50		2,862,461
JPY	37,648,450	0.2862		10,774,987

December 31, 2015

Financial assets

Monetary items
USD	3,089,634	32.895		101,633,497
USD	251,824	6.494	(Note 2)	8,283,759
EUR	43,933	36.00		1,581,571
JPY	9,717,089	0.2733		2,655,680
Non-monetary items
HKD	166,727	4.24		706,924

Financial liabilities

Monetary items
USD	2,952,404	32.895		97,119,331
EUR	44,174	36.00		1,590,264
JPY	26,416,113	0.2733		7,219,524

(Continued)

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)		Carrying Amount (In Thousands)

March 31, 2015

Financial assets

Monetary items
USD	$4,303,475	31.401		$135,133,422
USD	237,194	6.200	(Note 2)	7,448,123
EUR	41,782	34.11		1,425,179
JPY	37,695,164	0.2622		9,883,672
Non-monetary items
HKD	158,285	4.05		641,056

Financial liabilities

Monetary items
USD	2,619,790	31.401		82,264,028
USD	60,802	6.200	(Note 2)	1,909,235
EUR	62,574	34.11		2,134,416
JPY	37,333,072	0.2622		9,788,731

(Concluded)

Note 1:	Except as otherwise noted, exchange rate represents the number of N.T. dollars for which one foreign currency could be exchanged.
Note 2:	The exchange rate represents the number of RMB for which one USD dollars could be exchanged.

The realized and unrealized foreign exchange gain and loss was a net loss of NT$1,093,618 thousand and a net gain of NT$48,183 thousand for the three months ended March 31, 2016 and 2015, respectively. Since there were varieties of foreign currency transactions and functional currencies within the subsidiaries of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.

38.	OPERATING SEGMENTS INFORMATION

a.	Operating segments

The Company’s only reportable segment is the foundry segment. The foundry segment engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks. The Company also had other operating segments that did not exceed the quantitative threshold for separate reporting. These segments mainly engaged in the researching, developing, designing, manufacturing and selling of renewable energy and efficiency related technologies and products.

The Company uses the income from operations as the measurement for segment profit and the basis of performance assessment. There was no material differences between the accounting policies of the operating segment and the accounting policies described in Note 4.

b.	Segment revenue and operating results

	Foundry	Others	Total

Three months ended March 31, 2016

Net revenue from external customers	$203,495,361	$—	$203,495,361
Income from operations	70,467,314	—	70,467,314

Three months ended March 31, 2015

Net revenue from external customers	221,895,133	139,011	222,034,144
Income (loss) from operations	86,975,767	(349,644)	86,626,123

39.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the Securities and Futures Bureau for TSMC:

a.	Financings provided: None;

b.	Endorsement/guarantee provided: Please see Table 1 attached;

c.	Marketable securities held (excluding investments in subsidiaries, associates and joint venture): Please see Table 2 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$300 million or 20% of the paid-in capital: Please see Table 3 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$300 million or 20% of the paid-in capital: Please see Table 4 attached;

f.	Disposal of individual real estate properties at prices of at least NT$300 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

h.	Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

i.	Information about the derivative financial instruments transaction: Please see Notes 7 and 10;

j.	Others: The business relationship between the parent and the subsidiaries and significant transactions between them: Please see Table 7 attached;

k.	Names, locations, and related information of investees over which TSMC exercises significant influence (excluding information on investment in Mainland China): Please see Table 8 attached;

l.	Information on investment in Mainland China

1)	The name of the investee in Mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, income (losses) of the investee, share of profits/losses of investee, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 9 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in Mainland China on financial reports: Please see Table 7 attached.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ENDORSEMENTS/GUARANTEES PROVIDED

FOR THE THREE MONTHS ENDED MARCH 31, 2016

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party (Notes 1 and 2)	Maximum Balance for the Period (US$ in Thousands) (Note 3)		Ending Balance (US$ in Thousands) (Note 3)		Amount Actually Drawn (US$ in Thousands)		Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable (Note 2)	Guarantee Provided by Parent Company	Guarantee Provided by A Subsidiary	Guarantee Provided to Subsidiaries in Mainland China
		Name	Nature of Relationship

0	TSMC	TSMC Global	Subsidiary	$319,993,277	$ (US$	48,270,000 1,500,000)	$ (US$	48,270,000 1,500,000)	$ (US$	48,270,000 1,500,000)	$—	3.77%	$319,993,277	Yes	No	No
		TSMC North America	Subsidiary	319,993,277	(US$	2,677,804 83,213)	(US$	2,677,804 83,213)	(US$	2,677,804 83,213)	—	0.21%	319,993,277	Yes	No	No

Note 1:	The total amount of the guarantee provided by TSMC to any individual entity shall not exceed ten percent (10%) of TSMC’s net worth, or the net worth of such entity. However, subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC are not subject to the above restrictions after the approval of the Board of Directors.
Note 2:	The total amount of guarantee shall not exceed twenty-five percent (25%) of TSMC’s net worth.
Note 3:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES HELD

March 31, 2016

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2016						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC	Bank debentures
	HSBC Bank (Taiwan) Limited	—	Held-to-maturity financial assets	—		$300,497	N/A		$300,704
	The Export-Import Bank of the ROC	—	”	—		149,999	N/A		149,999

	Corporate bond
	CPC Corporation, Taiwan	—	Held-to-maturity financial assets	—		3,055,201	N/A		3,060,359
	Taiwan Power Company	—	”	—		1,205,701	N/A		1,207,609
	Hon Hai Precision Ind. Co., Ltd.	—	”	—		1,002,494	N/A		1,004,519
	Nan Ya Plastics Corporation	—	”	—		302,038	N/A		302,038
	Formosa Petrochemical Corporation	—	”	—		300,710	N/A		300,701
	Formosa Plastics Corporation	—	”	—		175,530	N/A		175,963
	China Steel Corporation	—	”	—		100,310	N/A		100,476

	Structure deposit
	Hua Nan Commercial Bank	—	Held-to-maturity financial assets	—		2,000,000	N/A		1,997,251
	Cathay United Bank	—	”	—		1,000,000	N/A		999,734

	Commercial paper
	Taiwan Power Company	—	Held-to-maturity financial assets	40		399,338	N/A		398,928

	Stock
	Semiconductor Manufacturing International Corporation	—	Available-for-sale financial assets	211,047		604,334	1		604,334
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	21,230		193,584	10		193,584
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	”	10,500		105,000	7		105,000
	W.K. Technology Fund IV	—	”	3,200		24,521	2		24,521

	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—		11,259	12		11,259
	Crimson Asia Capital	—	”	—		9,357	1		9,357

TSMC Partners	Stock
	Tela Innovations	—	Financial assets carried at cost	10,440	US$	65,000	25	US$	65,000
	Mcube Inc.	—	”	6,333		—	14		—

	Fund
	Shanghai Walden Venture Capital Enterprise	—	Financial assets carried at cost	—	US$	5,000	6	US$	5,000
	China Walden Venture Investments II, L.P.	—	”	—	US$	4,931	9	US$	4,931

TSMC Global	Corporate bond
	JPMorgan Chase & Co.	—	Available-for-sale financial assets	—	US$	11,067	N/A	US$	11,067
	Bank of America Corp.	—	”	—	US$	8,997	N/A	US$	8,997
	Sysco Corporation	—	”	—	US$	7,970	N/A	US$	7,970
	Verizon Communications	—	”	—	US$	7,201	N/A	US$	7,201
	Bank of Ny Mellon Corp.	—	”	—	US$	6,127	N/A	US$	6,127
	BB&T Corporation	—	”	—	US$	6,040	N/A	US$	6,040

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2016						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Citigroup Inc.	—	Available-for-sale financial assets	—	US$	6,024	N/A	US$	6,024
	AT&T Inc.	—	”	—	US$	5,894	N/A	US$	5,894
	Citizens Bank NA/RI	—	”	—	US$	5,551	N/A	US$	5,551
	State Street Corp.	—	”	—	US$	5,549	N/A	US$	5,549
	Anheuser Busch InBev Fin.	—	”	—	US$	5,120	N/A	US$	5,120
	US Bank NA Cincinnati	—	”	—	US$	5,031	N/A	US$	5,031
	PNC Bank NA	—	”	—	US$	4,958	N/A	US$	4,958
	Burlingtn North Santa Fe	—	”	—	US$	4,933	N/A	US$	4,933
	Swedbank AB	—	”	—	US$	4,887	N/A	US$	4,887
	ING Bank N.V.	—	”	—	US$	4,726	N/A	US$	4,726
	Hyundai Capital America	—	”	—	US$	4,671	N/A	US$	4,671
	KfW	—	”	—	US$	4,628	N/A	US$	4,628
	Morgan Stanley	—	”	—	US$	4,572	N/A	US$	4,572
	CVS Health Corp.	—	”	—	US$	4,483	N/A	US$	4,483
	Pepsico Inc.	—	”	—	US$	4,208	N/A	US$	4,208
	Berkshire Hathaway Inc.	—	”	—	US$	4,085	N/A	US$	4,085
	Chubb Ina Holdings Inc.	—	”	—	US$	4,067	N/A	US$	4,067
	Cisco Systems Inc.	—	”	—	US$	4,058	N/A	US$	4,058
	Ameren Corp.	—	”	—	US$	4,056	N/A	US$	4,056
	Home Depot Inc.	—	”	—	US$	4,040	N/A	US$	4,040
	Svenska Handelsbanken AB	—	”	—	US$	4,037	N/A	US$	4,037
	Wells Fargo Bank NA	—	”	—	US$	4,030	N/A	US$	4,030
	Public Service Electric and Gas Company	—	”	—	US$	4,028	N/A	US$	4,028
	Johnson & Johnson	—	”	—	US$	4,021	N/A	US$	4,021
	Asian Development Bank	—	”	—	US$	4,001	N/A	US$	4,001
	Toronto Dominion Bank	—	”	—	US$	3,971	N/A	US$	3,971
	WEC Energy Group Inc.	—	”	—	US$	3,967	N/A	US$	3,967
	Enel Finance Intl N.V.	—	”	—	US$	3,931	N/A	US$	3,931
	National Rural Util. Coop.	—	”	—	US$	3,869	N/A	US$	3,869
	UBS Group Funding	—	”	—	US$	3,557	N/A	US$	3,557
	Intl Bk Recon & Develop	—	”	—	US$	3,547	N/A	US$	3,547
	Fifth Third Bancorp	—	”	—	US$	3,427	N/A	US$	3,427
	Fifth Third Bank	—	”	—	US$	2,846	N/A	US$	2,846
	Wells Fargo & Company	—	”	—	US$	2,520	N/A	US$	2,520
	Ryder System Inc.	—	”	—	US$	2,504	N/A	US$	2,504
	Oracle Corp.	—	”	—	US$	2,481	N/A	US$	2,481
	Morgan Stanley	—	”	—	US$	2,442	N/A	US$	2,442
	American Honda Finance	—	”	—	US$	2,370	N/A	US$	2,370
	Shell International Fin.	—	”	—	US$	2,222	N/A	US$	2,222
	Comcast Corp.	—	”	—	US$	2,162	N/A	US$	2,162
	Xcel Energy Inc.	—	”	—	US$	2,025	N/A	US$	2,025
	Toyota Motor Credit Corp.	—	”	—	US$	2,019	N/A	US$	2,019
	Visa Inc.	—	”	—	US$	2,012	N/A	US$	2,012
	FMS Wertmanagement	—	”	—	US$	2,009	N/A	US$	2,009
	Nordic Investment Bank	—	”	—	US$	2,007	N/A	US$	2,007
	New York Life Global FDG	—	”	—	US$	2,005	N/A	US$	2,005
	Royal Bank of Canada	—	”	—	US$	2,003	N/A	US$	2,003
	African Development Bank	—	”	—	US$	2,001	N/A	US$	2,001
	Pricoa Global Funding 144A	—	”	—	US$	1,993	N/A	US$	1,993
	Goldman Sachs Group Inc.	—	”	—	US$	1,928	N/A	US$	1,928

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2016						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Oncor Electric Delivery	—	Available-for-sale financial assets	—	US$	1,884	N/A	US$	1,884
	Procter & Gamble Co/The	—	”	—	US$	1,828	N/A	US$	1,828
	Electricite de France SA	—	”	—	US$	1,818	N/A	US$	1,818
	Public Service Colorado	—	”	—	US$	1,687	N/A	US$	1,687
	JPMorgan Chase & Co.	—	”	—	US$	1,606	N/A	US$	1,606
	Heineken N.V.	—	”	—	US$	1,601	N/A	US$	1,601
	Capital One Bank (USA), NA	—	”	—	US$	1,549	N/A	US$	1,549
	Medtronic Inc.	—	”	—	US$	1,513	N/A	US$	1,513
	Abbvie Inc.	—	”	—	US$	1,510	N/A	US$	1,510
	Nextera Energy Capital	—	”	—	US$	1,509	N/A	US$	1,509
	Wm. Wrigley Jr. Co.	—	”	—	US$	1,506	N/A	US$	1,506
	Pfizer Inc.	—	”	—	US$	1,405	N/A	US$	1,405
	Biogen Inc.	—	”	—	US$	1,391	N/A	US$	1,391
	General Electric Co.	—	”	—	US$	1,350	N/A	US$	1,350
	Unitedhealth Group Inc.	—	”	—	US$	1,317	N/A	US$	1,317
	CSX Corp.	—	”	—	US$	1,308	N/A	US$	1,308
	Chevron Corp.	—	”	—	US$	1,257	N/A	US$	1,257
	Principal Lfe Glb Fnd II	—	”	—	US$	1,206	N/A	US$	1,206
	American Intl Group	—	”	—	US$	1,169	N/A	US$	1,169
	Trans Canada Pipelines	—	”	—	US$	1,152	N/A	US$	1,152
	Corning Inc.	—	”	—	US$	1,140	N/A	US$	1,140
	Pacificorp	—	”	—	US$	1,095	N/A	US$	1,095
	Merck & Co Inc.	—	”	—	US$	1,075	N/A	US$	1,075
	Gilead Sciences Inc.	—	”	—	US$	1,030	N/A	US$	1,030
	Statoil ASA	—	”	—	US$	1,026	N/A	US$	1,026
	Met Life Glob Funding I	—	”	—	US$	1,017	N/A	US$	1,017
	Morgan Stanley	—	”	—	US$	1,017	N/A	US$	1,017
	Keycorp	—	”	—	US$	1,016	N/A	US$	1,016
	UBS AG Stamford CT	—	”	—	US$	1,013	N/A	US$	1,013
	Celgene Corp.	—	”	—	US$	1,011	N/A	US$	1,011
	Bank of America N.A.	—	”	—	US$	1,009	N/A	US$	1,009
	Suntrust Banks Inc.	—	”	—	US$	1,009	N/A	US$	1,009
	Schlumberger Hldgs Corp.	—	”	—	US$	1,007	N/A	US$	1,007
	Rabobank Nederland NY	—	”	—	US$	1,006	N/A	US$	1,006
	HSBC USA Inc.	—	”	—	US$	1,003	N/A	US$	1,003
	Carnival Corp.	—	”	—	US$	1,003	N/A	US$	1,003
	IBM Corp.	—	”	—	US$	1,002	N/A	US$	1,002
	Credit Suisse New York	—	”	—	US$	1,002	N/A	US$	1,002
	Eaton Corp.	—	”	—	US$	1,001	N/A	US$	1,001
	Aig Global Funding	—	”	—	US$	999	N/A	US$	999
	Deutsche Bank AG, London	—	”	—	US$	994	N/A	US$	994
	Marsh & Mclennan Cos Inc.	—	”	—	US$	935	N/A	US$	935
	Stryker Corp.	—	”	—	US$	910	N/A	US$	910
	Mastercard Inc.	—	”	—	US$	871	N/A	US$	871
	Amgen Inc.	—	”	—	US$	861	N/A	US$	861
	Eaton Corp.	—	”	—	US$	838	N/A	US$	838
	Manuf & Traders Trust Co.	—	”	—	US$	757	N/A	US$	757
	TTX Co.	—	”	—	US$	709	N/A	US$	709
	Commonwealth Bk Austr NY	—	”	—	US$	651	N/A	US$	651
	Bayer US Finance LLC	—	”	—	US$	603	N/A	US$	603

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2016						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Coca Cola Co/The	—	Available-for-sale financial assets	—	US$	591	N/A	US$	591
	Mcdonald S Corp.	—	”	—	US$	555	N/A	US$	555
	American Intl Group	—	”	—	US$	505	N/A	US$	505
	Duke Energy Corp.	—	”	—	US$	427	N/A	US$	427
	Nissan Motor Acceptance	—	”	—	US$	297	N/A	US$	297
	Philip Morris Intl Inc.	—	”	—	US$	291	N/A	US$	291
	U.S. Bancorp	—	”	—	US$	265	N/A	US$	265
	Rolls Royce PLC	—	”	—	US$	226	N/A	US$	226
	Berkshire Hathaway Fin.	—	”	—	US$	137	N/A	US$	137
	Goldman Sachs Group, Inc.	—	Held-to-maturity financial assets	—	US$	100,000	N/A	US$	100,251
	JPMorgan Chase & Co.	—	”	—	US$	69,070	N/A	US$	69,217
	Commonwealth Bank of Australia	—	”	—	US$	50,000	N/A	US$	50,053
	National Australia Bank	—	”	—	US$	50,000	N/A	US$	50,019
	Westpac Banking Corporation	—	”	—	US$	50,000	N/A	US$	50,011

	Government bond
	US Treasury N/B	—	Available-for-sale financial assets	—	US$	15,808	N/A	US$	15,808

	Agency bond
	Fnma Pool AL7191	—	Available-for-sale financial assets	—	US$	15,331	N/A	US$	15,331
	Fnma Pool 888577	—	”	—	US$	11,975	N/A	US$	11,975
	Fnma Pool AV5062	—	”	—	US$	10,002	N/A	US$	10,002
	Fnma Pool AL1543	—	”	—	US$	6,235	N/A	US$	6,235
	Fnma Pool AL8153	—	”	—	US$	6,051	N/A	US$	6,051
	Fed Hm Ln Pc Pool J32501	—	”	—	US$	5,778	N/A	US$	5,778
	Fnma Pool 995113	—	”	—	US$	4,797	N/A	US$	4,797
	Fnma Pool AD4037	—	”	—	US$	4,775	N/A	US$	4,775
	Fnma Pool AS6275	—	”	—	US$	4,762	N/A	US$	4,762
	Fnma Pool AL7671	—	”	—	US$	4,675	N/A	US$	4,675
	Fnma Pool AL0516	—	”	—	US$	4,066	N/A	US$	4,066
	Fnma Pool 310104	—	”	—	US$	4,006	N/A	US$	4,006
	Fnma Pool AS3460	—	”	—	US$	3,921	N/A	US$	3,921
	Fnma Pool AV3015	—	”	—	US$	3,918	N/A	US$	3,918
	Fnma Pool AL0950	—	”	—	US$	3,252	N/A	US$	3,252
	Fnma Pool AH5613	—	”	—	US$	3,209	N/A	US$	3,209
	Fed Hm Ln Pc Pool A94972	—	”	—	US$	3,120	N/A	US$	3,120
	Fnma Pool AS6092	—	”	—	US$	3,060	N/A	US$	3,060
	Fed Hm Ln Pc Pool J32520	—	”	—	US$	3,057	N/A	US$	3,057
	Fannie Mae	—	”	—	US$	3,001	N/A	US$	3,001
	Fed Hm Ln Pc Pool G60374	—	”	—	US$	2,816	N/A	US$	2,816
	Fnma Pool 725423	—	”	—	US$	2,814	N/A	US$	2,814
	Fed Hm Ln Pc Pool 2B5202	—	”	—	US$	2,615	N/A	US$	2,615
	Fnma Pool 888637	—	”	—	US$	2,563	N/A	US$	2,563
	Fed Hm Ln Pc Pool 849787	—	”	—	US$	2,373	N/A	US$	2,373
	Fnma Pool 995024	—	”	—	US$	2,339	N/A	US$	2,339
	Fnma Pool AD0198	—	”	—	US$	2,266	N/A	US$	2,266
	Fnma Pool AL6818	—	”	—	US$	2,201	N/A	US$	2,201
	Fnma Pool AY6119	—	”	—	US$	2,025	N/A	US$	2,025
	Fnma Pool AL7485	—	”	—	US$	2,008	N/A	US$	2,008
	Freddie Mac	—	”	—	US$	2,000	N/A	US$	2,000
	Fnma Pool 255364	—	”	—	US$	1,964	N/A	US$	1,964

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2016						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Fnma Pool AL6254	—	Available-for-sale financial assets	—	US$	1,894	N/A	US$	1,894
	Fnma Pool AL7421	—	”	—	US$	1,875	N/A	US$	1,875
	Fnma Pool AH7196	—	”	—	US$	1,830	N/A	US$	1,830
	Freddie Mac	—	”	—	US$	1,749	N/A	US$	1,749
	Fnma Pool 930289	—	”	—	US$	1,618	N/A	US$	1,618
	Fnma Pool AL4141	—	”	—	US$	1,611	N/A	US$	1,611
	Fnma Pool MA1201	—	”	—	US$	1,529	N/A	US$	1,529
	Fannie Mae	—	”	—	US$	1,395	N/A	US$	1,395
	Fnma Pool 890101	—	”	—	US$	1,304	N/A	US$	1,304
	Federal Farm Credit Bank	—	”	—	US$	1,252	N/A	US$	1,252
	Fed Hm Ln Pc Pool 849872	—	”	—	US$	1,251	N/A	US$	1,251
	Fed Hm Ln Pc Pool 849614	—	”	—	US$	1,101	N/A	US$	1,101
	Fnma Pool AX5630	—	”	—	US$	1,066	N/A	US$	1,066
	Fnma Pool AL7912	—	”	—	US$	1,028	N/A	US$	1,028
	Fed Hm Ln Pc Pool J32972	—	”	—	US$	845	N/A	US$	845
	Fed Hm Ln Pc Pool V60841	—	”	—	US$	774	N/A	US$	774
	Fed Hm Ln Pc Pool 840260	—	”	—	US$	772	N/A	US$	772
	Fnma Pool 888129	—	”	—	US$	742	N/A	US$	742
	Fed Hm Ln Pc Pool G05956	—	”	—	US$	713	N/A	US$	713
	Fnma Pool AD0249	—	”	—	US$	705	N/A	US$	705
	Export Developmnt Canada	—	”	—	US$	655	N/A	US$	655
	Fannie Mae	—	”	—	US$	645	N/A	US$	645
	Fnma Pool 257041	—	”	—	US$	624	N/A	US$	624
	Fnma Pool AL6302	—	”	—	US$	614	N/A	US$	614
	Fnma Pool 725946	—	”	—	US$	530	N/A	US$	530
	Fnma Pool AL7920	—	”	—	US$	523	N/A	US$	523
	Fnma Pool 257004	—	”	—	US$	495	N/A	US$	495
	Fed Hm Ln Pc Pool C03532	—	”	—	US$	416	N/A	US$	416
	Fed Hm Ln Pc Pool G60473	—	”	—	US$	392	N/A	US$	392
	Fed Hm Ln Pc Pool J33012	—	”	—	US$	387	N/A	US$	387
	Fnma Pool AW8203	—	”	—	US$	378	N/A	US$	378
	Fnma Pool AE0154	—	”	—	US$	363	N/A	US$	363
	Fnma Pool AL6406	—	”	—	US$	362	N/A	US$	362
	Fnma Pool 256513	—	”	—	US$	354	N/A	US$	354
	Fed Hm Ln Pc Pool C03464	—	”	—	US$	327	N/A	US$	327
	Fed Hm Ln Pc Pool G03221	—	”	—	US$	261	N/A	US$	261
	Fnma Pool 735997	—	”	—	US$	260	N/A	US$	260
	Fnma Pool 889633	—	”	—	US$	222	N/A	US$	222
	Fnma Pool 725424	—	”	—	US$	191	N/A	US$	191
	Fnma Pool 889576	—	”	—	US$	180	N/A	US$	180
	Fnma Pool 888994	—	”	—	US$	164	N/A	US$	164
	Fed Hm Ln Pc Pool C91854	—	”	—	US$	136	N/A	US$	136
	Fnma Pool AE0375	—	”	—	US$	124	N/A	US$	124
	Fnma Pool 889455	—	”	—	US$	82	N/A	US$	82
	Fnma Pool 995018	—	”	—	US$	79	N/A	US$	79
	Fnma Pool 831811	—	”	—	US$	66	N/A	US$	66
	Fnma Pool 954940	—	”	—	US$	46	N/A	US$	46
	Fed Hm Ln Pc Pool 849506	—	”	—	US$	44	N/A	US$	44
	Fnma Pool AL6964	—	”	—	US$	32	N/A	US$	32
	Fed Hm Ln Pc Pool C91845	—	”	—	US$	27	N/A	US$	27

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2016						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Fnma Pool 745516	—	Available-for-sale financial assets	—	US$	25	N/A	US$	25
	Fnma Pool 890071	—	”	—	US$	24	N/A	US$	24
	Fnma Pool 535994	—	”	—	US$	23	N/A	US$	23
	Fnma Pool AE0616	—	”	—	US$	21	N/A	US$	21
	Fnma Pool 323692	—	”	—	US$	17	N/A	US$	17
	Fnma Pool 725773	—	”	—	US$	14	N/A	US$	14
	Fnma Pool 735141	—	”	—	US$	11	N/A	US$	11

	Negotiable certificate of deposit
	Bank of China	—	Held-to-maturity financial assets	—	US$	50,000	N/A	US$	50,334
	China Development Bank	—	”	—	US$	50,000	N/A	US$	50,325
	China Construction Bank	—	”	—	US$	50,000	N/A	US$	50,209

	Corporate issued asset-backed securities
	Chase Issuance Trust	—	Available-for-sale financial assets	—	US$	22,037	N/A	US$	22,037
	Citibank Credit Card Issuance Trust	—	”	—	US$	21,035	N/A	US$	21,035
	Discover Card Execution Note Trust	—	”	—	US$	18,553	N/A	US$	18,553
	Capital One Multi Asset Execution Trust	—	”	—	US$	16,335	N/A	US$	16,335
	Bank of America Credit Card Trust	—	”	—	US$	10,442	N/A	US$	10,442
	American Express Credit Account Master Trust	—	”	—	US$	7,779	N/A	US$	7,779
	Ford Credit Floorplan Master Owner Trust	—	”	—	US$	7,330	N/A	US$	7,330
	Mercedes Benz Master Owner Trust	—	”	—	US$	5,987	N/A	US$	5,987
	Ford Credit Auto Owner Trust	—	”	—	US$	4,701	N/A	US$	4,701
	American Express Credit Account Master Trust	—	”	—	US$	4,002	N/A	US$	4,002
	American Express Credit Account Master Trust	—	”	—	US$	3,997	N/A	US$	3,997
	GS Mortgage Securities Trust	—	”	—	US$	3,177	N/A	US$	3,177
	Mercedes Benz Auto Lease Trust	—	”	—	US$	3,002	N/A	US$	3,002
	Hyundai Auto Receivables Trust	—	”	—	US$	2,843	N/A	US$	2,843
	BMW Floorplan Master Owner Trust	—	”	—	US$	2,438	N/A	US$	2,438
	Toyota Auto Receivables Owner Trust	—	”	—	US$	2,076	N/A	US$	2,076
	Carmax Auto Owner Trust	—	”	—	US$	2,009	N/A	US$	2,009
	Nissan Auto Receivables Owner Trust	—	”	—	US$	2,005	N/A	US$	2,005
	Ford Credit Auto Owner Trust	—	”	—	US$	2,002	N/A	US$	2,002
	Nissan Auto Lease Trust	—	”	—	US$	2,002	N/A	US$	2,002
	Hyundai Auto Lease Securitization Trust	—	”	—	US$	2,001	N/A	US$	2,001
	Nissan Auto Receivables Owner Trust	—	”	—	US$	2,001	N/A	US$	2,001
	Toyota Auto Receivables Owner Trust	—	”	—	US$	2,001	N/A	US$	2,001
	BMW Vehicle Lease Trust	—	”	—	US$	2,000	N/A	US$	2,000
	Mercedes Benz Auto Lease Trust	—	”	—	US$	2,000	N/A	US$	2,000
	USAA Auto Owner Trust	—	”	—	US$	1,999	N/A	US$	1,999
	Nissan Master Owner Trust Receivables Trust	—	”	—	US$	1,996	N/A	US$	1,996
	Chrysler Capital Auto Receivables Trust	—	”	—	US$	1,806	N/A	US$	1,806
	Golden Credit Card Trust	—	”	—	US$	1,800	N/A	US$	1,800
	Hyundai Auto Lease Securitization Trust	—	”	—	US$	1,756	N/A	US$	1,756
	Mercedes Benz Auto Receivables Trust	—	”	—	US$	1,704	N/A	US$	1,704
	Honda Auto Receivables Owner Trust	—	”	—	US$	1,701	N/A	US$	1,701
	Toyota Auto Receivables Owner Trust	—	”	—	US$	1,685	N/A	US$	1,685
	Ford Credit Auto Lease Trust	—	”	—	US$	1,656	N/A	US$	1,656
	Ford Credit Auto Owner Trust	—	”	—	US$	1,431	N/A	US$	1,431
	Chesapeake Funding II LLC	—	”	—	US$	1,380	N/A	US$	1,380
	Hyundai Auto Receivables Trust	—	”	—	US$	1,008	N/A	US$	1,008

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2016						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Nissan Auto Lease Trust	—	Available-for-sale financial assets	—	US$	818	N/A	US$	818
	Hyundai Auto Lease Securitization Trust	—	”	—	US$	86	N/A	US$	86

	Fund
	Primavera Capital Fund II L.P.	—	Financial assets carried at cost	—	US$	17,069	5	US$	17,069

VTAF III	Common stock
	Accton Wireless Broadband Corp.	—	Financial assets carried at cost	2,249	US$	315	6	US$	315

	Preferred stock
	BridgeLux, Inc.	—	Financial assets carried at cost	7,522	US$	5,177	3	US$	5,177
	GTBF, Inc.	—	”	1,154	US$	1,500	N/A	US$	1,500
	LiquidLeds Lighting Corp.	—	”	1,600	US$	800	11	US$	800
	Neoconix, Inc.	—	”	4,147	US$	170	—	US$	170

VTAF II	Common stock
	RichWave Technology Corp.	—	Available-for-sale financial assets	1,267	US$	3,079	3	US$	3,079
	Sentelic	—	Financial assets carried at cost	1,806	US$	2,607	8	US$	2,607
	Aether Systems, Inc.	—	”	3,100	US$	2,429	30	US$	2,429

	Preferred stock
	Aquantia	—	Financial assets carried at cost	4,643	US$	4,441	2	US$	4,441
	5V Technologies, Inc.	—	”	963	US$	2,168	2	US$	2,168
	Impinj, Inc.	—	”	711	US$	1,100	—	US$	1,100
	QST Holdings, LLC	—	”	—	US$	588	13	US$	588
	Cresta Technology Corporation	—	”	92	US$	28	—	US$	28

Emerging Alliance	Common stock
	RichWave Technology Corp.	—	Available-for-sale financial assets	4,034	US$	9,803	8	US$	9,803
	Global Investment Holding Inc.	—	Financial assets carried at cost	11,124	US$	3,065	6	US$	3,065

	Preferred stock
	QST Holdings, LLC	—	Financial assets carried at cost	—	US$	141	4	US$	141

ISDF	Preferred stock
	Sonics, Inc.	—	Financial assets carried at cost	230		—	3		—

ISDF II	Common stock
	Alchip Technologies Limited	—	Available-for-sale financial assets	6,581	US$	7,352	11	US$	7,352
	Goyatek Technology, Corp.	—	Financial assets carried at cost	745		—	6		—
	Sonics, Inc.	—	”	278		—	4		—

	Preferred stock
	Sonics, Inc.	—	Financial assets carried at cost	264		—	4		—

(Concluded)

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE THREE MONTHS ENDED MARCH 31, 2016

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note 1)
					Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Carrying Value		Gain/Loss on Disposal		Shares/Units (In Thousands)	Amount

TSMC	Bank debentures
	HSBC Bank (Taiwan) Limited	Held-to-maturity financial assets	—	—	—		$3,305,475	—		$—	—		$3,000,000		$3,000,000		$—	—		$300,497

	Corporate bond
	CPC Corporation, Taiwan	Held-to-maturity financial assets	—	—	—		1,543,723	—		1,513,743	—		—		—		—	—		3,055,201
	Nan Ya Plastics Corporation	”	—	—	—		—	—		302,139	—		—		—		—	—		302,038

	Commercial paper
	Taiwan Power Company	Held-to-maturity financial assets	—	—	—		—	40		399,338	—		—		—		—	40		399,338

	Stock
	TSMC Global	Prepayments for Investments (Note 2)	—	Subsidiary	—		—	—		6,620,627	—		—		—		—	—		6,620,627

TSMC Global	Corporate bond
	Goldman Sachs Group, Inc.	Held-to-maturity financial assets	—	—	—		—	—	US$	100,000	—		—		—		—	—	US$	100,000
	JPMorgan Chase & Co.	”	—	—	—	US$	10,798	—	US$	58,533	—		—		—		—	—	US$	69,070
	National Australia Bank	”	—	—	—		—	—	US$	50,000	—		—		—		—	—	US$	50,000
	Westpac Banking Corporation	”	—	—	—		—	—	US$	50,000	—		—		—		—	—	US$	50,000
	Commonwealth Bank of Australia	”	—	—	—		—	—	US$	50,000	—		—		—		—	—	US$	50,000

	Government bond
	US Treasury N/B	Available-for-sale financial assets	—	—	—	US$	26,702	—	US$	2,259	—	US$	13,250	US$	13,287	US$	(37)	—	US$	15,808

	Agency bond
	Fnma Pool AL7191	Available-for-sale financial assets	—	—	—	US$	5,864	—	US$	9,855	—	US$	501	US$	571	US$	(70)	—	US$	15,331
	Fnma Pool 888577	”	—	—	—		—	—	US$	11,995	—		—		—		—	—	US$	11,975
	Fnma Pool AV5062	”	—	—	—		—	—	US$	9,975	—		—		—		—	—	US$	10,002
	Fnma Tba 15 Yr 2.5	”	—	—	—	US$	3,964	—	US$	11,998	—	US$	16,006	US$	15,978	US$	28	—		—

	Corporate issued asset-backed securities
	Citibank Credit Card Issuance Trust	Available-for-sale financial assets	—	—	—	US$	9,756	—	US$	11,268	—		—		—		—	—	US$	21,035

Note 1:	The ending balance includes the amortization of premium/discount on bonds investments, share of profits/losses of investees and other related adjustment.
Note 2:	To lower the hedging cost, in February 2016, the Board of Directors of TSMC approved to inject US$2,000,000 thousand of capital into TSMC Global. This project was approved by the Investment Commission, MOEA. The prepayment for investment was US$202,900 thousand as of March 31, 2016 and the total injection is expected to be finished in the fourth quarter of 2016.

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE THREE MONTHS ENDED MARCH 31, 2016

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Fab	April 15, 2015 to February 17, 2016	$362,111	Monthly settlement by the construction progress and acceptance	Environetics Design Group Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	September 17, 2015 to January 25, 2016	3,201,800	Monthly settlement by the construction progress and acceptance	DA CIN Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	December 10, 2015 to January 25, 2016	2,747,768	Monthly settlement by the construction progress and acceptance	Fu Tsu Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	December 31, 2015 to January 04, 2016	1,250,000	Monthly settlement by the construction progress and acceptance	China Steel Structure Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	January 22, 2016 to January 25, 2016	750,000	Monthly settlement by the construction progress and acceptance	KEDGE Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE THREE MONTHS ENDED MARCH 31, 2016

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

			Transaction Details					Abnormal Transaction		Notes/Accounts Payable or Receivable
Company Name	Related Party	Nature of Relationships	Purchases/Sales	Amount (Foreign Currencies in Thousands)		% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance (Foreign Currencies in Thousands)		% to Total	Note

TSMC	TSMC North America	Subsidiary	Sales		$127,059,031	61	Net 30 days from invoice date (Note)	—	Note		$56,786,317	61
	GUC	Associate	Sales		1,334,523	1	Net 30 days from the end of the month of when invoice is issued	—	—		668,811	1
	TSMC China	Subsidiary	Purchases		4,411,905	28	Net 30 days from the end of the month of when invoice is issued	—	—		(1,282,363)	6
	WaferTech	Indirect subsidiary	Purchases		2,122,936	13	Net 30 days from the end of the month of when invoice is issued	—	—		(1,313,799)	6
	VIS	Associate	Purchases		1,657,063	10	Net 30 days from the end of the month of when invoice is issued	—	—		(531,477)	2
	SSMC	Associate	Purchases		688,182	4	Net 30 days from the end of the month of when invoice is issued	—	—		(258,813)	1

TSMC North America	GUC	Associate of TSMC	Sales	(US$	241,322 7,282)	—	Net 30 days from invoice date	—	—	(US$	14,302 444)	—

Note:	The tenor is 30 days from TSMC’s invoice date or determined by the payment terms granted to its clients by TSMC North America.

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

March 31, 2016

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Ending Balance (Foreign Currencies in Thousands)		Turnover Days (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amount	Action Taken

TSMC	TSMC North America	Subsidiary		$59,249,788	41	$3,525,530	—	$3,559,182	$—
	GUC	Associate		669,088	39	280,933	—	280,933	—

TSMC Japan	TSMC	Parent company	(JPY	111,863 390,856)	109	—	—	—	—

TSMC China	TSMC	Parent company	(RMB	1,282,363 257,732)	28	—	—	—	—

TSMC Technology	TSMC	Parent company	(US$	204,667 6,360)	Note 2	—	—	—	—

WaferTech	TSMC	Parent company	(US$	1,313,799 40,827)	44	—	—	—	—

Note 1:	The calculation of turnover days excludes other receivables from related parties.
Note 2:	The ending balance is primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2016

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Net Revenue or Total Assets

0	TSMC	TSMC North America	1	Net revenue from sale of goods	$127,059,031	—	62%
				Receivables from related parties	56,786,317	—	3%
				Other receivables from related parties	2,463,471	—	—
		TSMC Japan	1	Payables to related parties	111,863	—	—
		TSMC Europe	1	Marketing expenses - commission	111,849	—	—
		TSMC China	1	Purchases	4,411,905	—	2%
				Payables to related parties	1,282,363	—	—
		TSMC Technology	1	Research and development expenses	448,421	—	—
				Payables to related parties	204,667	—	—
		WaferTech	1	Purchases	2,122,936	—	1%
				Payables to related parties	1,313,799	—	—

Note 1:	No. 1 represents the transactions from parent company to subsidiary.
Note 2:	The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INFORMATION ON INVESTMENT IN MAINLAND CHINA)

FOR THE THREE MONTHS ENDED MARCH 31, 2016

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of March 31, 2016			Net Income (Losses) of the Investee (Foreign Currencies in Thousands)	Share of Profits/Losses of Investee (Note 1) (Foreign Currencies in Thousands)	Note
				March 31, 2016 (Foreign Currencies in Thousands)	December 31, 2015 (Foreign Currencies in Thousands)	Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities	$174,375,863 (Note 3)	$167,755,236	5	100	$206,150,350	$479,955	$479,955	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry	31,456,130	31,456,130	988,268	100	50,549,617	695,284	695,284	Subsidiary
	SSMC	Singapore	Fabrication and supply of integrated circuits	5,120,028	5,120,028	314	39	9,649,635	902,923	350,244	Associate
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	10,180,677	10,180,677	464,223	28	8,846,336	1,353,171	381,994	Associate
	TSMC North America	San Jose, California, U.S.A	Selling and marketing of integrated circuits and semiconductor devices	333,718	333,718	11,000	100	4,176,574	34,944	34,944	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service	1,309,969	1,309,969	92,778	35	2,188,733	(61,998)	(21,361)	Associate
	Motech	New Taipei, Taiwan	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems	5,221,931	5,221,931	58,320	12	2,148,431	816,584	78,418	Associate
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	386,568	386,568	46,688	35	1,174,917	159,654	55,874	Associate
	VTAF II	Cayman Islands	Investing in new start-up technology companies	608,562	608,562	—	98	541,318	2,719	2,665	Subsidiary
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies	844,775	844,775	—	99.5	419,414	(280)	(279)	Subsidiary
	Chi Cherng	Taipei, Taiwan	Investment activities	394,674	394,674	36,600	100	394,584	220	220	Subsidiary
	VTAF III	Cayman Islands	Investing in new start-up technology companies	1,499,452	1,499,452	—	98	374,164	(3,991)	(3,911)	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Marketing and engineering supporting activities	15,749	15,749	—	100	345,505	10,311	10,311	Subsidiary
	TSMC Japan	Yokohama, Japan	Marketing activities	83,760	83,760	6	100	135,200	1,742	1,742	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and technical supporting activities	13,656	13,656	80	100	36,337	716	716	Subsidiary
	TSMC Solar Europe GmbH	Hamburg, Germany	Selling of solar modules and related products and providing customer service	25,266	25,266	1	100	(1,603)	(2,823)	(2,823)	Subsidiary

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of March 31, 2016				Net Income (Losses) of the Investee (Foreign Currencies in Thousands)			Share of Profits/Losses of Investee (Note 1) (Foreign Currencies in Thousands)	Note
				March 31, 2016 (Foreign Currencies in Thousands)		December 31, 2015 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC Partners	TSMC Development	Delaware, U.S.A	Investment activities	(US$	0.03 0.001)	(US$	0.03 0.001)	—	100	(US$	26,033,188 808,987)	(US$	557,721 16,830)		Note 2	Subsidiary
	VisEra Holding	Cayman Islands	Investing in companies involved in the design, manufacture, and other related businesses in the semiconductor industry	(US$	4,865,757 151,204)	(US$	4,865,757 151,204)	86,000	98	(US$	7,075,016 219,858)	(US$	87,873 2,652)		Note 2	Subsidiary
	TSMC Technology	Delaware, U.S.A	Engineering support activities	(US$	0.03 0.001)	(US$	0.03 0.001)	—	100	(US$	553,841 17,211)	(US$	21,291 643)		Note 2	Subsidiary
	ISDF II	Cayman Islands	Investing in new start-up technology companies	(US$	299,242 9,299)	(US$	299,242 9,299)	9,299	97	(US$	350,511 10,892)	(US$	4 —)		Note 2	Subsidiary
	TSMC Canada	Ontario, Canada	Engineering support activities	(US$	74,014 2,300)	(US$	74,014 2,300)	2,300	100	(US$	162,178 5,040)	(US$	2,351 71)		Note 2	Subsidiary
	ISDF	Cayman Islands	Investing in new start-up technology companies	(US$	18,761 583)	(US$	18,761 583)	583	97	(US$	4,035 125)	(US$	11 —)		Note 2	Subsidiary
VTAF III	Growth Fund	Cayman Islands	Investing in new start-up technology companies	(US$	47,040 1,462)	(US$	47,040 1,462)	—	100	(US$	24,801 771)	(US$	(801 (24	) ))	Note 2	Subsidiary
VTAF III	Mutual-Pak	New Taipei, Taiwan	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	$ (US$	167,744 5,212)	$ (US$	167,744 5,212)	15,643	58	$ (US$	16,401 510)	$ (US$	(6,587 (199	) ))	Note 2	Subsidiary
	VTA Holdings	Delaware, U.S.A	Investing in new start-up technology companies		—		—	—	62		—		—		Note 2	Subsidiary
VTAF II	VTA Holdings	Delaware, U.S.A	Investing in new start-up technology companies		—		—	—	31		—		—		Note 2	Subsidiary
Emerging Alliance	VTA Holdings	Delaware, U.S.A	Investing in new start-up technology companies		—		—	—	7		—		—		Note 2	Subsidiary
TSMC Development	WaferTech	Washington, U.S.A	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices		—		—	293,637	100	(US$	6,749,915 209,755)	(US$	529,517 15,979)		Note 2	Subsidiary
VisEra Holding	VisEra Tech	Hsin-Chu, Taiwan	Engaged in manufacturing electronic spare parts and in researching, developing, designing, manufacturing, selling, packaging and testing of color filter	(US$	3,027,129 94,069)	(US$	3,027,129 94,069)	253,120	87	(US$	5,447,635 169,286)	(US$	94,720 2,858)		Note 2	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service	(US$	195,749 6,083)	(US$	195,749 6,083)	18,504	6	(US$	707,631 21,990)	(US$	(61,998 (1,871	) ))	Note 2	Associate

Note 1:	The share of profits/losses of investee includes the effect of unrealized gross profit on intercompany transactions.
Note 2:	The share of profits/losses of the investee company is not reflected herein as such amount is already included in the share of profits/losses of the investor company.
Note 3:	To lower the hedging cost, in February 2016, the Board of Directors of TSMC approved to inject US$2,000,000 thousand of capital into TSMC Global. This project was approved by the Investment Commission, MOEA. The prepayment for investment was US$202,900 thousand as of March 31, 2016 and the total injection is expected to be finished in the fourth quarter of 2016.

(Concluded)

TABLE 9

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INFORMATION ON INVESTMENT IN MAINLAND CHINA

FOR THE THREE MONTHS ENDED MARCH 31, 2016

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (Foreign Currencies in Thousands)		Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2016 (US$ in Thousands)		Investment Flows		Accumulated Outflow of Investment from Taiwan as of March 31, 2016 (US$ in Thousands)		Net Income (Losses) of the Investee Company	Percentage of Ownership	Share of Profits/Losses	Carrying Amount as of March 31, 2016	Accumulated Inward Remittance of Earnings as of March 31, 2016
							Outflow	Inflow

TSMC China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	$ (RMB	18,939,667 4,502,080)	Note 1	$ (US$	18,939,667 596,000)	$—	$—	$ (US$	18,939,667 596,000)	$1,033,338	100%	$974,151 (Note 2)	$40,480,827	$—

Accumulated Investment in Mainland China as of March 31, 2016 (US$ in Thousands)		Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)		Upper Limit on Investment (US$ in Thousands)

$ (US$	18,939,667 596,000)	$ (US$	119,412,667 3,596,000)	$768,567,646

Note 1:	TSMC directly invested US$596,000 thousand in TSMC China.
Note 2:	Amount was recognized based on the reviewed financial statements.